UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS TO ANNUAL REPORT

CORPORATE INFORMATION	2

CHAIRMAN’S REPORT	3

CHIEF EXECUTVE OFFICER’S REPORT	6

DIRECTORS	10

EXECUTIVE	12

DIRECTORS’ REPORT	14

CORPORATE GOVERNANCE STATEMENT	38

FINANCIAL STATEMENTS

INCOME STATEMENTS	48

BALANCE SHEETS	49

CASH FLOW STATEMENTS	50

STATEMENTS OF CHANGES IN EQUITY	51

NOTES TO THE FINANCIAL STATEMENTS	53

DIRECTORS’ DECLARATION	95

INDEPENDENT AUDIT REPORT TO MEMBERS OF METAL STORM LIMITED	96

ASX ADDITIONAL INFORMATION	99

Metal Storm Limited
Corporate information

ABN 99 064 270 006

Directors:	Share Register:
T J O’Dwyer (Chairman)	Australia:
J M Crunk	Computershare Investor Services Pty Ltd
P D Jonson	Level 19
J R Nicholls	307 Queen Street
L J Finniear	Brisbane QLD 4000 Australia

Chief Executive Officer:
L J Finniear	USA:
Bank of New York
Company Secretary:	Depository Receipts Division
P R Wetzig	620 Avenue of the Americas
6th Floor
Registered Office:	New York NY 10011 USA
Building 4
848 Boundary Road	Solicitors:
Richlands QLD 4077 Australia	Corrs Chambers Westgarth
Jones Day
Principal Place of Business:
Australia:	Patent Attorney:
Building 4	Davis Collison Cave
848 Boundary Road
Richlands QLD 4077 Australia	Bankers:
Phone + 61 7 3123 4700	Suncorp Metway Limited (Australia) Wachovia Bank (US)

USA:
Suite 810	Auditors:
4350 N Fairfax Drive	PricewaterhouseCoopers
Arlington VA 22203 USA
Phone + 1 703 248 8218

Metal Storm Limited
Chairman’s Report
Much that is very positive for the future of Metal Storm Limited has occurred in the last 12 months.
To those who have seen the constant decline in the share price over that period it may not seem so, but the Company is making progress on its strategy to develop one of its many potential applications and concentrate on its profitable delivery to market. With that product as the clear demonstration of the efficacy of Metal Storm Technology, the second phase of development of additional product should be more easily delivered.
The major strategy is simple: show the capacity and capability of 3GL and Redback™ with all the design and engineering issues solved for both the delivery system and ammunition, and the market for every other product and application will be reachable.
Those sceptical about the technology’s value may view the length of development time and the dollars spent thus far without a contract for products as demonstrating a defective technology/or defective engineering and/or defective design.
The unstated but necessary assumption inherent in these sorts of negative assertions is that the time taken and the costs incurred are excessive. But any fair examination of the “too long, too much” argument shows it is not well based.
The time to achieve what has been done to date is about 7 years. In that time, the Company has spent about $43 million. Consider this comparison: it is not uncommon for the cost of an upgrade to an already existing motor vehicle to be in the order of $400 million and to take upwards of three years to develop.
In the case of Metal Storm, the Company has had to apply itself to the way that this technology would be first utilised and how it would function in that environment, what its use must mean for design parameters and how specific engineering problems, with regard to that function and use, would need to be solved for 100% performance in an environment and circumstances much more demanding than for any motor vehicle. To stay with the analogy for just a moment more, from the time of an original concept for a motor vehicle to the delivery of something genuinely functional appears to have been in excess of 20 years. During that time someone might well have asked “if it is so good, why is it taking so long for someone to pay great value for it”.
The answer to that lies in the complexity and detail of commercial arrangements for ground breaking, environment changing products.
Military forces have a great interest in this technology. Initially the Company believed that interest would translate quickly into purchase orders. But we now understand that while interest has not wavered, the technology has to be seen to be working over and over in a practical demonstration of useful product. Once that is in place military forces will acquire the product and the technology. It is not the same as (but certainly not disconnected from), the motor vehicle example. As late as the end of World War 1, horse use vastly outnumbered any sort of motorised vehicle contingent in either of the great army groups of that conflict, although a shift to mechanised vehicles had been in development from the 1880s.
In the last 12 months the Company has advanced on the production of a field ready 3GL certified to full standards and tactically useful. As well the critical design and early testing of mass production capable ammunition has been achieved. The weapon itself has passed through several further iterations of tested design in the last 12 months during which the Company has reduced its costs and worked well within the discipline required by the prospectus provided at the time of the Note issue. The ammunition complexity, which otherwise would have been a problem and delaying factor for Metal Storm, has been resolved by the agreement with STK.
The STK Agreement is an important one for the Company. Its commitment to produce field ready ammunition for Metal Storm weapons and to carry those into commercial manufacture provides an important development piece of a fully functional, working weapons system.

Metal Storm Limited
Chairman’s Report (continued)
Beyond the immediacy of that, the relationship with STK is important to the Company but our ability to settle any agreement with them could only be achieved once STK was satisfied the technology would deliver sales out of its potential markets and genuine opportunities existed for Metal Storm Technology to be effective commercially.
All of these issues of review are time consuming but a critical part of the development process. It is not always easy to convey the real progress being made by the Company to the market, in a way which reaches beyond cynical review. For instance, the videos which the Company provides to its website are not intended to be evidence of the technology’s function. They are produced as general information material and are not provided as scientific verification of results. Those on the website are often chosen because they are the easiest for presentation purposes. Consequently their dissection with the intention of proving or disproving any aspect of the technology will not yield an accurate or correct result.
In that context, the Company is aware of its obligations and the legal requirement to advise the market if at any stage there is a material defect in the technology. If that ever happens the Company understands that it is required to advise the market immediately and would do so.
In short, the Company will announce good news or bad news whenever the news is material and/or price sensitive. In circumstances where no information is being provided that means simply that the Company is advancing what it said it would advance satisfactorily and in accordance with the commercial timelines it has set.
Every day the Company has the task of martialling limited resources to meet the requirements imposed by the commercial outcome it is determined to achieve. In particular the Note Holders set covenants for the Company at the outset of their funding which imposed a strong financial discipline. The disciplines are not unfair but they are inflexible. In a commercial environment that means the Board and management and staff must perform.
The combination of all these ingredients is that the Company has made important progress towards a genuine commercial outcome but has not yet got to a point where this work is fulfilled by success.
The advances of the last 12 months would not have been possible without the dedicated input of our people, both here and in the USA.
The efforts of our people in our US office have been directed to contracted work done by Metal Storm Inc (MSI) and that has been an important part of improving cash flow for the company in the US. Their work is extended to assisting the Australian team efforts for design elements within 3GL and some ground breaking work on the MAUL prototype. Their contribution as a group is recognised by the Board for its contribution to the overall company outcomes.
With the retirement of Jim Crunk from the Metal Storm Board a new Director to the MSI Board was required. Mr Richard Metrey was appointed to join Mr Bill Henkel and Mr Peter Faulkner. They comprise the MSI Board and together with Metal Storm Limited Board continue to progress the opportunities in the USA. We warmly welcome them and thank them for their effort this year.
A moment ago I mentioned Mr Jim Crunk. The Board are grateful for his generous commitment of time and effort as a Board member. Demands on him in the US have meant that he is not re-standing for the Board and the Metal Storm Limited Board has determined not to fill the casual vacancy at this time.
Here in Australia our Chief Scientist of several years Dr Joe Cronin resigned from the company in February. Joe is a great bloke who devoted 100% of his energies to the success of the company and particularly to the engineering work on 3GL. The company would have liked to have retained Joe’s services into the future but his decision to resign did provide to the company an opportunity to redesign its engineering and science administration. I particularly want to acknowledge and thank Joe for the work he did. He joins a small group whose contribution to the company has been pivotal.
In that vein, the company acknowledges Sean O’Dwyer who resigned from the Company to work with his father, Mike O’Dwyer, the company founder and inventor during the past year. Sean’s role in technical development and IP protection was greatly appreciated by the team.

Metal Storm Limited
Chairman’s Report (continued)
To the staff at Metal Storm I extend very, very sincere thanks. Only they appreciate the constant tension of living inside a cash burning company. To our CEO I extend gratitude and thanks. We are fortunate to have found a man whose commitment is genuine, whose understanding of the engineering is as strong as his other skills and who is prepared to focus on the day-to-day as well as the outcome we must achieve equally. And last, to my Board. The heat in this kitchen is intense. Their labouring in it is absolutely committed despite each of them having other opportunities far greater then the company currently provides. They hang in, like myself, only because we can see a path to an outcome for all shareholders.
I thank the shareholders for their patience. Our course this last year has not been without difficulty, as I reflected on earlier. I do hope that over the next year we are able to reconnect value with the progress the Company will continue to make.
Terry O’Dwyer
Chairman

Metal Storm Limited
Chief Executive Officer’s Report
When I wrote last year’s CEO Report I had been with the company for six weeks. Now, with a full and fascinating year in the saddle behind me, I am looking forward to bringing you up to date on our recent successes and plans for the future.
In last year’s CEO Report I introduced you to a simple strategic planning structure which I called NOW – NEXT – AFTER NEXT.
The NOW strategy was to meet the technical and financial covenants set by the convertible note holders by June 30, 2007. This totally consumed the Company for the first half of 2007, as any failure to meet these covenants placed our shareholders’ investments in Metal Storm, and indeed the Company itself, in peril.
The covenants demanded that the Company produce fully functional prototypes of the Redback™ remotely operated weapons system, the 3GL three-shot grenade launcher and High Explosive, Enhanced Blast and Airburst 40mm munitions by the June 30 deadline.
The Metal Storm engineering team in Australia worked long and hard to prepare the weapons systems and munitions so that we could conduct live firing through May and June 2007 in Singapore. Witnessed by an independent expert appointed by the Trustee for the Convertible Note Holders, Metal Storm completed the test plans set by the independent expert and proved that the Company had indeed produced fully functional prototypes as required by the covenants.
Not satisfied with simply meeting the covenant objectives, the engineering team went on to conduct the first trials of Redback™ intercepting incoming rocket propelled grenades (RPGs). Using simulated RPGs travelling in excess of 1000 kph, the team scored direct hits on the incoming projectiles with airburst grenades, proving that Metal Storm weapons have the temporal precision to intercept such fast-moving targets. With this completed, our Redback™ partner Electro Optic Systems Ltd has commenced work on the laser sighting and RPG tracking modules.
Achieving the June objectives was an absolutely huge milestone for the Company and I congratulate all members of our engineering team on this success.
Completing the NOW outcomes brought the Company abruptly face to face with the requirements of the NEXT strategy, which was in essence to bring the prototypes to market as complete products, manufactured in volume, in the shortest time possible.
To do this the Company needed to achieve certain outcomes:
•	Get a product ready to sell that buyers will pay for

•	Officially qualify that product for military use

•	Secure a partner(s) willing to invest in manufacturing the product on acceptable terms

•	Secure a partner(s) willing to invest in marketing, sales and distribution of the product on acceptable terms

•	Build a pipeline of committed interest from potential customers

•	Remain agile as a Company to exploit potential opportunities for variants/other products that could represent a shorter path to substantial product revenue.
Without success in all of the above a final commercial outcome would not be possible, so in the second half of 2007 the Company set its mind and resources to the pragmatic achievement of these outcomes.
On the technical front our main challenge was the design of the 40mm ammunition. The Metal Storm ammunition tailpiece had performed satisfactorily in the June firings but it became clear that the design required too many fine tolerance machined parts to be cost effective. Put simply, it would cost too much to manufacture, potentially making Metal Storm munitions too expensive to sell.
Over the last six months the engineering team has delivered a brand new tailpiece design, dropping manufactured cost by 80% while improving performance and in-field reliability. In my view the design is a work of art and while the re-design and re-testing delayed our progress, I am now confident that we have a practical, cost-engineered product to work with. It is this new design that we will take forward to qualification.

Metal Storm Limited
Chief Executive Officer’s Report (continued)
Simultaneously, the lessons learned from the June firings have been used to enhance the 3GL and Redback™ designs to produce a new, more robust range of test weapons. Additionally the Redback™ program has been broadened to permit the developed Redback™ technology to be used in a wider variety of multi-barrel weapons systems.
The manufacturing and commercial strategy is another critical aspect of delivering Metal Storm weapons systems. A design masterpiece is no use without someone to build it and someone to sell it. In the second half of 2007 the Company set about the process of putting together the solution for qualification, manufacturing, marketing, sales and distribution.
The Joint Collaboration Agreement with Singapore Technologies Kinetics (STK) was finally signed at the Singapore Air Show in February 2008. Crafted over many months, this agreement sets into stone a solid process to take 3GL and the Metal Storm 40mm ammunition from where they are today to full mass production, with global marketing, sales and distribution.
I cannot over-emphasise the importance of this Agreement to Metal Storm. While on the weapon side it currently only covers 3GL, the ammunition can be used in all Metal Storm single and multi-barrel 40mm weapon systems. Once ammunition is qualified and manufactured, it opens up broad opportunities to sell 40mm weapons with qualified ammunition in a variety of configurations.
The Agreement focuses first on the qualification of the 40mm munitions and 3GL. STK is managing the qualification process using its extensive ballistics, munitions and weapons experience. Before the end of the year, thousands of rounds will be fired and a wide range of environmental, ballistics and safety tests will be carried out to qualify the ammunition and the 3GL. The 3GL/ammunition system will then be deemed qualified for safe man-firing by military forces in field trials.
On completion of the qualification, and once appropriate feedback from military trials is received, the Agreement takes 3GL and ammunition through production engineering and tooling to full mass production.
The Agreement also provides Metal Storm with the opportunity to use STK’s extensive multi-national marketing, sales and distribution channels, while keeping some key markets as Metal Storm exclusive sales territories. This is also important as Metal Storm itself does not have the channels to market its products in most countries.
US Operations
Metal Storm Incorporated (MSI) in the USA has yet to be mentioned only because the above message needed to be delivered cohesively first.
MSI, under the leadership of Peter Faulkner, is the key to Metal Storm keeping its agility and maintaining close touch with its primary customer base. While the Australian team has been focusing on core technology and products, MSI has been completing R&D and limited production contracts, creating new weapons systems based on US Military demand and expanding its business development and marketing capability in anticipation of qualified weapons and ammunition being available.
Highlight achievements for MSI through 2007 have been many. At the top of the list are the creation of two new Metal Storm products, FireStorm and MAUL.
The FireStorm four-barrel 40mm remotely operated weapons system was originally inspired by work done on an SBIR contract, but was designed and built in record time using Metal Storm R&D funds (ensuring the design IP belongs to Metal Storm). It is light, cost-effective and fires both lethal and non-lethal munitions. Last December it was integrated with an iRobot Warrior UGV to perform the acceptance test firing of non-lethal munitions for the Metal Storm Crowd Control SBIR contract. FireStorm can also fire the same 40mm ammunition that STK is currently qualifying, ensuring it fits within the overall product roadmap.

Metal Storm Limited
Chief Executive Officer’s Report (continued)
The Multi-Shot Under-Barrel Accessory Launcher (MAUL) is an 18mm (12 gauge) four-shot accessory shotgun that fits neatly under the barrel of an infantry combat weapon. It was originally conceived as a four-shot stand-off door breeching weapon using small FRAG-12 grenade munitions. A bench gun has been developed under contract with the US Marines Warfighting Laboratory, with resulting test firing meeting US Marines expectations. MSI has now moved beyond the contract scope to complete the full weapon design, in anticipation of further military contracts for MAUL in the near future.
MSI contract performance has continued to excel given such a small team and the additional product development and marketing work being carried out. In 2007 and early 2008 MSI completed the following significant contracts:
•	ONR/SPAWAR — Anti-RPG capability and UGV weaponisation

•	Dahlgren — The delivery of a four-barrel 40mm system plus spares for qualification testing

•	US Marines Warfighting Lab — Development of the MAUL 18mm bench gun and munitions

•	US Army – Development of Non-Lethal munitions for use in Metal Storm Launchers

•	US Army – Design of IED Disruptor round for use in multi-shot stacked EOD launcher

•	StarChase – Delivery of 12 StarChase launchers plus tracking munitions.
Partnership development is crucial where the partner delivers complementary technology or another avenue into the market. During 2007 MSI signed a number of partnership agreements including an agreement with iRobot. This important partnership pairs Metal Storm with the most successful military robot manufacturer in the world. The partnership is active and enthusiastic on both sides.
Putting the work by MSI into perspective, Metal Storm expects three major revenue streams going forward. The most immediate is R&D contract revenue and MSI is already delivering this. The next is higher margin, low volume sales of multi-barrel systems for niche applications, the delivery of which will not require dedicated manufacturing facilities. Finally the largest, but most long term, is the delivery of large volume products such as 3GL, MAUL and munitions, where full scale manufacturing, production engineering and tooling is needed. MSI plays a lead role for the Company for the first two revenue streams, and for the third MSI has an important role to play in developing the US market.
In conclusion, Metal Storm achieved its NOW objectives successfully and on time. While I was a little optimistic on the NEXT timing when I first joined the company, I know now that we have created a rock solid process with STK to get 3GL and 40mm ammunition to manufacture and worldwide sale in the shortest possible time.
Dealing with my earlier optimism on NEXT directly, I would like to address certain goals the Company set in association with the NEXT strategy at the AGM last year. These included:
1.	3GL certified on an M16/certified for man-firing by the end of 2007

2.	Limited release prototypes of 3GL by early 2008

3.	Field demonstration weapons & munitions that customers can trial by mid 2008

4.	Expected delivery of production 3GL weapons by the end of 2009

5.	Redback™ enhancements continuing through 2007

6.	Additional work to be carried out on Redback™ automated target detection and tracking

7.	Redback™ and related products being ready for military field trials by the end of 2007.
We delivered or expect to deliver on the original timeframe goals 2, 4, 5 and 6. Achievement of goals 1, 3 and 7 has been delayed by the need to re-design and qualify the ammunition tailpiece. However, in relation to goal 7 the Company did deliver a 4 barrel 40mm weapons pod to the US Military at Dahlgren for certification and military field trials in October 2007, The full Redback™ system was not supplied as Dahlgren required the use of an alternative mount for its particular application.
Goals delivered that were not defined at the last AGM included the development of the FireStorm and MAUL weapons systems – which add significant new capability and sales potential to the product portfolio. The Company has not rested, it has been agile in adapting to new opportunities – FireStorm and MAUL being clear examples of this. That said, the Company maintains its commitment to all of the above goals and their delivery.

Metal Storm Limited
Chief Executive Officer’s Report (continued)
AFTER – NEXT — As soon as we have qualified munitions at the end of this year, the AFTER NEXT strategy can ramp up, using our own skills and those of our partners to apply qualified munitions and qualified barrels in other configurations to meet the specific needs of military, homeland security and law enforcement agencies for lethal and non-lethal applications worldwide.
Finally, without teamwork there can be no real progress. The Company could not have achieved this progress without the dedication of its staff. Our teams on both sides of the Pacific are diligent and enthusiastic to meet challenges head-on, put in the hard work and deliver the outcomes the Company needs. This was clearly evident in the lead up to the June 07 test firings, and this dedication has been maintained ever since. I would particularly like to acknowledge the efforts of my executive team. Peter Pursey for his dedicated support in tackling the STK Agreement, Peter Faulkner for his balanced management of cost and creativity in MSI, Brett Farmer for sound management of our financial tightrope, and finally Joe Cronin, who left the company in February, for his dedication and engineering leadership through recent years.
Another team I wish to thank are my colleagues on the Board of Directors. Their constant positive energy and creative problem-solving skills have been an immeasurable support as we have tackled the challenges of the past year.
Most importantly, my last words go to an even larger team — the owners of the Company, our shareholders. I thank each one of you for your patience and ongoing support as we continue the hard work needed to bring these revolutionary products to market.
Dr Lee J Finniear
CEO & Managing Director

Metal Storm Limited
Directors
Mr Terry J O’Dwyer, B Com, Dip Adv Acc., FCA, FAICD
Non-Executive Chairman
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005. Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. During the past three years, Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited*, appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	MFS Limited (Chairman), appointed March 2005, resigned March 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited

* Denotes current Directorship
Mr O’Dwyer has been executive Chairman since 28 April 2006 and non-executive Chairman since 19 February 2007.
Mr James Michael Crunk
Non-Executive Director
Mr Crunk has almost 25 years experience in the aerospace, defense, manufacturing and telecommunication industries and also has significant international experience in arranging and negotiating partnerships, joint ventures, strategic alliances, financing and major contracts.  He is the controller of a division of a large defense contractor and has been Chief Financial Officer of start-up companies, where he was responsible for capital structure, the formation of significant strategic alliances and obtaining commitments prior to operational start-up.
He has worked for Lockheed Martin in a number of senior positions including: Director of Business Planning & Finance; and Director, New Business & Venture Finance for Lockheed Martin-Telecommunications.  As Director of Business Planning & Finance for the Lockheed Martin-Space Operation, he was the leader of the NASA Privatisation/Commercialisation proposal area and was a senior member of the winning $US 4.3 billion NASA Consolidated Services Operations Contract Proposal team and was included in the proposal as the Vice President, Business Administration and Financial Management (CFO).  Prior to Lockheed Martin, he worked as President of Advanced Technology Ventures, Inc. and in senior financial and Business management roles including Director, Procurement & Contracts with global telecommunications satellite operator & service provider INTELSAT.
Mr. Crunk holds BS and MBA Degrees and is a Certified General Management Professional (CGMP).  He brings unique skills to the Board of Metal Storm particularly in the areas of US regulatory, administrative, defense procurement, cost accounting and audit matters.

Metal Storm Limited
Directors
Dr Peter Jonson
Non-Executive Director
Dr Peter Jonson was appointed a Director of Metal Storm Limited in February 2006. Peter has had extensive official and commercial experience in leadership positions in Australia with significant international involvement. Peter is a professional director and economist. He spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research. He is a director of Village Roadshow Ltd and Pro Medicus Limited, Chair of Australian Institute for Commercialisation and Chair of Australian Aerospace and Defence Innovations Ltd. He also serves as Chair of the Australian Government’s Cooperative Research Centre (CRC) Committee. During 2001 he was Chair of the Major National Research Facilities Committee and, during 2002 he was Chair of the Biotechnology Centre of Excellence Panel of Experts. From 1992 to 2003 he was Chairman of the Melbourne Institute Advisory Board, and is now Chairman Emeritus.
Peter has been Chairman of ANZ Funds Management, Group Managing Director of Norwich Union Financial Services Ltd and Head of Research at James Capel Australia Limited. Peter held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1988. He is a Fellow of the Academy of the Social Sciences in Australia and a Fellow of the Australian Institute of Company Directors.
A
 Mr John Nicholls
Non-Executive Director
Mr. Nicholls was appointed a Director of Metal Storm in September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited, in connection with the Renounceable Rights Offer conducted in July 2006.
He has extensive experience in the Australian and international business communities with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. He is a director of Brandrill Limited and Nylex Limited, each of whom is listed on the Australian Stock Exchange.
He has extensive experience in multicultural environments as Chief Executive and as a Non Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s.
Company Secretary
Mr Peter Wetzig, B.Com, Dip Corp Mgmt, FCIS, FCA, Barrister (sup Ct Qld)
Company Secretary
Mr Wetzig is a consulting Company Secretary and corporate governance professional. He has chartered accounting, legal and chartered secretarial qualifications and has a been a consultant to listed and unlisted companies and groups in the area of best practice corporate governance including the provision of outsourced company secretariat for the past 5 years. Previously he was General Manager, Commercial with the company from 1999 to December 2002.
Mr Wetzig joined the Company is his current capacity, as consulting company secretary, in April 2007.

Metal Storm Limited
Executive
Dr Lee Finniear
Chief Executive Officer
Dr Finniear was appointed as the Chief Executive Officer in February 2007. He is responsible for all aspects of the management of the operations of Metal Storm as well as managing the Company’s investor relations, business development and corporate affairs.
Prior to joining Metal Storm, Dr Finniear was engaged in managing business development marketing, technology commercialisation and solution delivery with both Asia Pacific and worldwide territories.
Among his previous roles he held the position of CEO of Derceto Limited, and Vice President — Asia Pacific for Intergraph Corporation, a Fortune 1000 global technology company.  Dr Finniear has held directorships with numerous companies and not-for-profit industry bodies. Dr Finniear is a Graduate of the Australian Institute of Company Directors, and has a degree in Engineering, and a PhD in Engineering and Artificial Intelligence.
Mr Brett Farmer
Chief Financial Officer
Mr Farmer joined Metal Storm in June 2005 as Financial Controller and was appointed Chief Financial Officer in August 2007.
His position as CFO with Metal Storm is a pivotal position in the company which reports to the CEO and Board of Directors with overall responsibility for the finance function of Metal Storm as working and supporting the CEO and Board in driving business strategies aimed at improving their overall bottom line performance.
Mr Farmer is a qualified CPA, with a demonstrated background in commercial and administrative management, coupled with prior exposure in developing and implementing business strategy within an entrepreneurial environment.
Mr Farmer has a track record in accounting and finance to support the needs of a fast growing business.  Strong communication, presentation and business acumen, along with leadership, management and initiative in order to continually improve outcomes and to provide an inspirational environment that rewards success.
Brigadier Peter Pursey AM
Program Development Manager
Mr Pursey was a non-executive Director of Metal Storm Limited from 1994 until his retirement from the Board in March 2003. He has actively contributed to the development of a number of the company’s weapon systems. In his current management role he assists with the development of a number of the company’s technology projects in Australia and the US.
Mr Pursey is a former Brigadier in the Australian Army and has a detailed knowledge of defence-related technology and strategic security issues. He was awarded the Order of Australia (AM) in 1993.

Metal Storm Limited
Executive
Mr Peter Faulkner
General Manager — Metal Storm Inc
Mr Faulkner is responsible for the management and administration Metal Storm Inc.; contracting activities with the US Government and oversight of the U.S. based engineering team.
Mr Faulkner has more than 25 years of experience as a DoD contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. Government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated (AAI).
Mr Arthur Schatz
Vice President — Business Development — Metal Storm Inc
Mr Schatz commenced with Metal Storm in 2001 and is based in Arlington, Virginia. He is responsible for strategic and business planning and product development priorities, with an emphasis on the planning, development and implementation of Operations strategy that will provide the focused future direction for the company, in conjunction with business development plans. For the 12 years prior to joining Metal Storm, he was employed by the Australian Government at the Australian Embassy in Washington, DC. His position as Assistant Director, Defense Industry was to provide support to Australian defence industry in the US marketplace.
During his tenure with the Embassy, he was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry. Mr Schatz retired with the rank of Commander after serving in the US Navy for 20 years, and served as a Naval Test Project Pilot and as Head of the Undersea Warfare Branch at Operational Test and Evaluation Force (OPTEVFOR). Mr Schatz also acted as a consultant to the Naval Air Systems Command providing engineering and logistics support to several Aviation Program Managers.

Metal Storm Limited
Directors’ Report
31 December 2007
Your Directors submit their report for the year ended 31 December 2007 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).
Directors
The names and details of the Directors of the Company in office during the financial year and until the date of this report are as follows. Directors of the Company were in office for this entire period unless otherwise stated.
Names, qualifications, experience and special responsibilities
Mr Terry J O’Dwyer, B Com, Dip Adv Acc., FCA, FAICD (Non-Executive Chairman)
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005. Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. During the past three years Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
Bendigo Bank Limited *, appointed October 2000
Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007
MFS Limited (Chairman), appointed March 2005, resigned March 2007
Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS
Limited

* denotes current Directorship
Mr O’Dwyer has been executive Chairman since the beginning of the financial year and non-executive Chairman since 19 February 2007.
Dr Lee Finniear, B Eng (Hons), PhD (Managing Director and Chief Executive Officer)
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007.  He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide. In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries.  He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country. Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.
Dr Finniear holds a bachelor of civil engineering first class honours from Loughborough University, UK and an Engineering PhD that focused on the application of artificially intelligent computer systems to engineering problems.
Mr James M Crunk, BS, MBA, CGMP (Non-Executive Director)
Mr Crunk was appointed as a Director on 1 September 2005. He has almost 25 years experience in the US aerospace, defence, manufacturing and telecommunication industries and has significant international experience in arranging and negotiating partnerships, joint ventures, strategic alliances, financing and major contracts.
He is the Executive Vice President, Finance & Administration for a defence contractor and has been Chief Financial Officer of start-up companies, where he was responsible for capital structure, the formation of significant strategic alliances and obtaining commitments prior to operational start- up.
Mr Crunk is Chairman of the Audit and Finance Committees and a member of the Nominations and Remuneration Committee.

Metal Storm Limited
Directors’ Report
31 December 2007
Directors (continued)
Dr Peter D Jonson, B Comm (Hons), MA (Hons), PhD (Non- Executive Director)
Dr Jonson was appointed as a Director in February 2006. He has had extensive government and commercial experience in leadership positions in Australia with significant international involvement. He is a professional director and economist and spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research.
During the past three years, Dr Jonson has held the following listed company directorships:
Pro Medicus Limited* appointed April 2000
Village Roadshow Limited*, appointed January 2001
Bionomics Limited *(Chairman), appointed November 2004

* Denotes current directorship
Dr Jonson is also Chairman of Australian Aerospace and Defense Innovations Ltd and the Federal Government’s Cooperative Research Centres Committee. Previously during 2001 he was Chair of the Major National Research Facilities Committee and during 2002 he was Chair of the Biotechnology Centre of Excellence Panel of Experts. He was the founding Chairman of the Australian Institute of Commercialisation, 2001 to 2006. From 1992 to 1994 he was Chairman of the Melbourne Institute Advisory Board, and is now Chairman Emeritus. Dr Jonson has been Chairman of ANZ Funds Management, Managing Director of Norwich Union’s Australian business and Head of Research at James Capel Australia Limited. He also held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1998.
Dr Jonson is also a member of the Audit and Finance Committees and Chairman of the Nominations and Remuneration Committee.
Mr John R Nicholls, B Comm, MBA (Non-Executive Director)
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.
During the past three years, Mr. Nicholls has held the following listed company directorships:
Brandrill Limited*, appointed 16 December 2004
Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006
Nylex Limited*, appointed 18 December 2006

* Denotes current directorship
He has extensive experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr. Nicholls is also a member of the Audit and Finance Committees and the Nominations and Remuneration Committee.

Metal Storm Limited
Directors’ Report
31 December 2007
Directors (continued)
Mr Bruce S McComish, BCA (Hons), FCA, FCPA (Former Non-Executive Director)
Mr McComish was appointed as a Director in October 2004. He has extensive commercial experience in the Australian and international business communities, having held senior management positions for several Australian and international companies. Mr McComish was Chairman of the Audit Committee and the Finance Committees until 10 September 2006. Mr McComish resigned from the board in March 2007.
During the past three years Mr McComish has also served as a Director of the publicly listed company HFA Accelerator Plus Ltd (Appointed 20 September 2005 — current) and MFS Living and Leisure Group (Appointed 16 May 2006 — current).
Company Secretaries
Mr Peter R Wetzig, B Com, Dip CM, FCA, FCIS, Barrister (Qld)
Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies. He was previously an executive of the company from 1999 to 2002 and occupying the role Chief Financial Officer and Company Secretary. Prior to holding this position he held a number of roles of senior management positions in ASX listed Queensland companies. Mr Wetzig has been a financial and governance executive for over 20 years.
Mr James D MacDonald, B Bus (Accty), CPA, FAICD
Mr MacDonald was the Company Secretary at the beginning of the financial year until his resignation on 26 April 2007. Mr MacDonald has been a Certified Practising Accountant for 25 years.
Interests in the shares and options of Metal Storm Limited
As at the date of this report, the interests of the Directors in the shares and options of the Company were:

		Options Over Ordinary
	Ordinary Shares	Shares
T J O’Dwyer	180,855	33,819 *
L J Finniear	—	1,000,000
J M Crunk	—	—
P D Jonson	340,000	—
J R Nicholls	—	—

*	allotted under the renounceable rights issue
Earnings per share

	2007	2006
	¢	¢
Basic and diluted loss per share	(1.69)	(2.85)
Dividends
No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

Metal Storm Limited
Directors’ Report
31 December 2007
Corporate information
Corporate structure
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the USA and is based in Seattle, and Digigun LLC was formed in the USA and is based in Arlington. Metal Storm Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Company’s corporate structure:

*	The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees.
Nature of operations and principal activities
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
There have been no significant changes in the nature of those activities during the year.
Employees
The Company employed 28 staff as at 31 December 2007 (2006: 25 staff).

Metal Storm Limited
Directors’ Report
31 December 2007
Operating and financial review
Company overview
Metal Storm was incorporated as a private company in April 1994.
In May 1994 the Company acquired patents and intellectual property in relation to the technology from Mr J M O’Dwyer in consideration for 1,125,000 ordinary shares. Between May 1994 and March 1999, the Company issued a total of 2,625,000 ordinary shares to a variety of investors raising a total $1,993,875.
In anticipation of an initial public offering in Australia, the Company effected a 21.4 to 1 stock split that increased the Company’s issued capital from 3,750,002 to 80,250,042 ordinary shares. In June 1999, the Company raised $12 million in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of $3.00. The Company’s ordinary shares listed on the Australian Stock Exchange in July 1999 under the symbol “MST”. In May 2000, the Company effected a 5 to 1 stock split, thereby increasing its issued capital from 84,250,042 to 421,250,210 ordinary shares.
In August 2000, the Company commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and ADRs traded on the over-the-counter market. In December 2001, the Company commenced a Level 2 ADR program with The Bank of New York as depositary and ADRs commenced trading on the NASDAQ Small Cap Market under the ticker symbol “MTSX”.
In December 2003, the Company acquired the Seattle-based ProCam Machine LLC (“ProCam”) in exchange for the issuance of 5,524,926 ordinary shares of Metal Storm Limited and $189,730 cash. On 1 June 2005, Metal Storm sold the net assets of ProCam to Monroe Machined Products, Inc. (“MMP”) for a total of $2,256,721 including inventory. An amount of $65,615 was retained in trust contingent on the satisfaction of certain conditions set forth in the Asset Purchase Agreement. This amount was paid to MMP during 2005.
The Company raised $3.0 million through a share purchase plan in May 2006 which was followed by a fully underwritten Renounceable Rights Issue of $27.5 million in September 2006.
Performance measurement
Management and the Board monitor the Company’s overall performance, from its strategic plan through to the performance of the Company against operating plans and financial budgets.
The Board, together with management, reviews monthly financial reports which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Company’s performance.
Dynamics of the business
Metal Storm Limited is a defence technology company currently transitioning its technology from proof of concept to product implementation.
Strategy
The Company’s short term objective is to win commercial contracts for the supply and integration of Metal Storm ballistic weapons systems. Success in this objective will be the foundation for future expansion into non-military applications of the Company’s technology.
The Company strategy has two primary components. The first is to develop and sell complete, integrated Metal Storm weapons and ammunition. The second is to win development and systems integration contracts that deliver immediate revenue, enhance Metal Storm technology, and embed it into other weapons programs to create further demand for Metal Storm systems going forward. Both these components are pursued concurrently.
Metal Storm technology has unique features that make it well suited to the advanced military systems being fielded today. These features include a high firepower to weight ratio (resulting in very lightweight weapons), electronically

Metal Storm Limited
Directors’ Report
31 December 2007
programmable rates of fire, lethal and less-lethal ammunition in a single weapon, computerised fire control, and no moving parts to jam or maintain.
Because this technology has these unique features, the Company has identified the 40mm calibre, with its variety of forms and applications, as being its earliest product commercialisation opportunity. The Company has therefore dedicated its resources in the immediate future to developing a range of 40mm weapons, weapons components and ammunition.
The Company has also identified the 18mm calibre (12 gauges) as a potential secondary development for the Company in the areas of infantry weapons and explosive ordnance disposal. The technological advantages which apply in 40mm are also advantageous in an 18mm system and both developments have high correlation to each other.
Products and system integration
Over many years, the Company has built a substantial portfolio of intellectual property surrounding stacked projectile technology, and has enhanced this by building a range of demonstration weapons to prove its concepts and gather engineering data for further improvement.
The Company is now using this experience to integrate its technology into practical, fieldable weapons systems, both as complete standalone Metal Storm weapons, and as integrated additional components of platforms currently in use by military forces around the world.
Engineering
Prior to 30 June 2007 the Company succeeded in meeting significant development milestones to the satisfaction of its Convertible Note Holders. These included the development and successful testing of the following fully functional prototypes:
•	Stabilised remotely operable weapons system including an Electro Optic Systems electronic fire control system and a Metal Storm Ballistic Weapon, as defined in the Teaming Agreement between Electro Optic Systems Pty Limited and the Company dated 2 August 2005 (subsequently named the “Redback™” system)

•	Three Shot Grenade Launcher (known as “3GL”)

•	Low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinetics Ltd. (as defined in the Teaming Agreement between the Company and Singapore Technologies Kinetics Ltd dated 28 September 2005).
During the above test firings, the Company was also able to demonstrate the potential to intercept an incoming Rocket Propelled Grenade using Metal Storm technology.
With these critical milestones behind it, the company is now concentrating the majority of its engineering effort on further development of the 3GL, Redback™ and the 40mm munitions family. The primary engineering objectives for 2008 are to complete limited certification of the 40mm munitions, the 3GL and the Redback™ guns, and to manufacture qualified test weapons for provision to military forces for trial. This will involve the test firing of thousands of rounds to yield sufficient data for qualification. Once complete, the qualification process will enable the weapons and ammunition to be transported, taken through trials by military, law enforcement and homeland security agencies, independent of direct company involvement.
In addition to the 40mm product development, the Company expects to provide engineering support for opportunities requiring calibres other than 40mm, where there is a clear path to deliver substantial revenue and profit in the short or medium term. However, the Company expects that 90% of all engineering effort will remain focused on 40mm development during 2008.
Business development
The Company’s business development strategy is to focus on winning commercial contracts for the supply and integration of weapons systems that employ Metal Storm technology. The majority of business development effort

Metal Storm Limited
Directors’ Report
31 December 2007
is in the USA where there is a substantial defence research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.
Where possible the Company targets contracts where it can leverage its technology developments in the 40mm arena. This gives the Company the maximum chance of winning the contract, and also provides a greater chance of long term product sales.
In addition to lethal military systems, the company is expanding its range of munitions to include 40mm less-lethal payloads. The Company includes law enforcement and homeland security agencies in its business development.
Where there is a clear potential for further revenue and profit growth longer term, the Company expects to consider contracts for calibres other than 40mm For example Metal Storm Inc is currently developing a prototype 4 shot lightweight underslung 18mm (12 gauge) grenade launcher with stacked ammunition under a US military contract. The Company expects to see further demand for 18mm systems as lightweight accessory weapons for ground troops and law enforcement personnel, and as armament for small robotic air and land vehicles.
As a key element of its business development strategy, the Company conducts live fire trials and demonstrations to showcase the technical and operational capabilities of the technology and prototype products. These trials also serve an engineering purpose, providing essential performance data for design enhancement. Typically the Company aims to conduct these demonstrations for a select audience of military and defence industry.
Partner companies
Metal Storm has formed key product development and business development relationships with a number of organisations that have complementary technologies, expertise and markets. These include Singapore Technologies Kinetics Ltd (STK) for munitions development and manufacturing expertise, the US Army Armament Research and Development Engineering Centre (ARDEC), for munitions development, iRobot for advanced robotic vehicle integration, and Electro Optic Systems Holdings Ltd. (EOS) for turreting, target acquisition and aiming systems.
The relationships with STK, iRobot and EOS have the additional benefit that each company has a significant global marketing and business development capability.
Technology
Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology are the projectiles contained within the barrels. Multiple projectiles are stacked end to end in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load.
Metal Storm’s fully loaded barrel tubes are essentially serviceable weapons, without the traditional ammunition feed or ejection system, breech opening or any other moving parts. Metal Storm barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to connect electronically with today’s digitally controlled battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through computerised fire control systems.
The Company’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, so that the leading projectile can be reliably fired without the resulting high pressure and temperature that is produced causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel.
The technology has the following features and benefits:
•	Electronically programmable rates of fire from single shots to ultra-rapid rates;

•	No moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

Metal Storm Limited
Directors’ Report
31 December 2007
•	Increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	Modular pods that could operate as a complete weapons system in one container;

•	Digital electronic operation;

•	The potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

•	Numerous hybrid configurations and Special Forces applications.
A summary of progress of each major product is as follows:
3GL:
•	Constructed first 3GL prototypes capable of being individually loaded and unloaded by hand

•	Miniaturised the 3GL fire control system to create a fully integrated standalone 3GL weapon

•	Successfully test fired the standalone 3GL with stacked inert munitions and with high explosive munitions

•	Developed a revised, further improved 3GL to commence limited qualification testing in 2008.
Redback™:
•	Developed integrated Redback™ pod complete with 4 individually reloadable barrels, plus integrated fire control system and round detection

•	Tested integrated Redback™ firing multiple stacked rounds at the Australian Army Majura test range

•	Tested integrated Redback™ firing live airburst, enhanced blast and high explosive warheads at multiple stationary targets and fast moving simulated Rocket Propelled Grenades (RPGs) in Singapore

•	Developed new Redback™ 501 guns with advanced round exit detection and safety features incorporated

•	Designed new Redback™ Pod to fit modified EOS Gymbal mount.
Ammunition
•	Developed a new Metal Storm munitions that can be individually hand loaded into a weapon, based on a Metal Storm tailpiece that can be fitted to an off-the-shelf standard 40mm warhead

•	Successfully tested the mention tail in live fire trials with HE, enhanced blast and airburst warheads

•	Revised tail design to further improve cost and performance, including increased use of aluminium and high strength plastic moulded parts

•	Further test firing throughout the year to refine tail design.
MAUL
•	Developed as a bench gun under contract with the US Marines Warfighting Laboratory to test the concept of stacking multiple 12 gauge door breaching grenades into a lightweight underslung weapon

•	Successful live fire trials of the MAUL bench gun

•	Non-firing prototype MAUL created as a business development tool to show the concept of a lightweight accessory launcher capable of firing a variety of munitions including grenades, solid projectiles and less lethal projectiles.
Firestorm ROWS
•	The Firestorm concept design developed under the existing contract with Space and Naval Warfare Centre

•	First Firestorm built and integrated with iRobot Warrior UGV for exhibition at AUSA

•	Integration of TeleRobotics targeting and fire control software to Firestorm

•	Successful test firing of Firestorm on the iRobot Warrior UGV for US Army and law enforcement observers as part of US Army Crowd Control Contract.
Operating results for the year
The Company has continued with its efforts towards commercialisation of its electronically initiated ballistics technology with resources and activities applied to scientific and engineering work required to transition the Company’s core technology from concept prototypes to product readiness. Since 1 January 2007 there have been a number of announcements, which support progress towards commercialisation:

Metal Storm Limited
Directors’ Report
31 December 2007
2007 Work Program

January	Development of individually hand loadable, stacked projectile tail which can be fitted to an off-the-shelf high explosive 40mm munitions
Customer acceptance of design review for US Army Explosive Ordnance Disposal (EOD) Disruptor contract

February	Development of the 4 barrel pod and integrated fire control system for the Redback™ remotely operated weapons station (ROWS)
Exhibition of Redback™ ROWS and 3GL at Changi Airshow in Singapore
Exhibition of Redback™ ROWS at IDEX in Abu Dhabi

March	Demonstration firings of the full Redback™ ROWS at the Australian Army Range at Majura Customer acceptance of US Marine Corps Multi-shot Accessory Underbarrel Launcher (MAUL) Critical Design Review. MAUL is a 4 shot 12 gauge stacked round accessory weapon designed to fire door-breaching grenades

April	Demonstrated fully integrated, individually loaded 3GL loading and firing 3 rounds. Presented paper on the use of stacked 40mm weapon systems for small UAVs; at the conference on armed UAVs - sponsored by the National Military Intelligence Association, the American Institute of Engineers and the Naval Aviation Foundation. The remote firing capability, recoil mitigation and small profile were of interest to numerous UAV manufacturers as well as DOD personnel.

May	Commenced extensive live fire trials of Redback™ and 3GL in Singapore

June	Live fire trials in Singapore satisfied Trust Deed technical covenants including:
Demonstration of a stackable, hand loadable 40mm high explosive, enhanced blast and airburst munitions. Demonstration of the fully integrated three shot grenade launcher (3GL) firing a stack of three rounds. Demonstration of the fully integrated Redback™ ROWS firing rounds at multiple targets. Live fire trials in Singapore also demonstrated the ability of a multi-barrel pod to fire and intercept a simulated rocket propelled grenade (RPG), detonating multiple airburst rounds in close proximity Awarded new tasks under existing USMC contract bringing total funding to $374k Delivered final report on US Army EOD Disruptor contract Completed ONR/SPAWAR SBIR Phase II, Objective I – Anti-RPG Live Fire Test Exhibited the Metal Storm Crowd Control system at the ARDEC SBIR Day conference on June 21, 2007 at Picatinny Arsenal.

July	Awarded $64k contract with US Naval Surface Warfare Centre (NSWC) Dahlgren for delivery of a 4-barrel weapons pod for operational field testing and certification

August	Attended the Association for Unmanned Vehicle Systems International conference

September	Successfully tested the adapted M433 HEDP (INERT) in the Metal Storm stacked round configuration. Successful USMC MAUL product testing

October	Shipped final deliverables (launchers and projectiles) to Star Chase, LLC to complete $1.3M Pursuit Management System contract
Shipped 4-barrel weapons pod to NSWC Dahlgren for operational field testing and certification. Developed “Firestorm”, a small, 40mm, lightweight 4 barrel remotely operated weapons system (ROWS) specifically designed for robotic platform applications.
Exhibited “Firestorm” on the iRobot Warrior UGV at the annual Association of US Army (AUSA) convention in association with iRobot.
Exhibited 3GL at AUSA in association with Vision Technologies.

November	Collaboration agreement signed with iRobot

December	Completed US Army SBIR Phase II Live Fire Demonstration of the Metal Storm Crowd Control ROWs using “Firestorm”
Delivered final report on Army Crowd Control Contract
Successful Firestorm Live Fire Product Testing Awarded $216k Contract with Lockheed Martin Corporation

Metal Storm Limited
Directors’ Report
31 December 2007
Financial results
The Group returned a net loss of $9,998,150 in 2007 representing a significant improvement on the 2006 loss of $15,337,010.
The main features of this result were:
•	Revenue up 37% on prior year

•	Employee expenses reduced 21%

•	Professional fees reduced 24%

•	Research and development expenditure up 69%
These features are reflective of the Group’s transformation that has seen:
•	a reduction in the number of administration staff whilst almost doubling the engineering capacity, and

•	a move to more appropriate facilities that include a machine shop, electrical workshop and design offices
The staff restructuring contributed a saving of $1,133,346 over the prior year whilst the move to more appropriate facilities allowed more research and development to be performed. This contributed to an increase in research and development expenditure of $681,035.
The significant increase in revenue resulted from higher average cash balances over 2007 compared with 2006, thereby increasing interest revenue from the prior year. Contract revenue increased 17% over the prior year. Further details can be found in Note 6 to the financial statements.
Cash position
The Company is required to maintain certain cash balances in its bank accounts and marketable securities. For the year to 31 December 2007, those minimum cash balances were maintained at all times.
Payments to suppliers and employees decreased $844,774 over the year. Receipts from customers were down $962,923 while interest received increased $781,755.
Overall the net movement in cash and cash equivalents was ($9,101,237).
Risk management
The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Company’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Company believes that it is crucial for all Board members to be a part of this process, and as such the Board has not established a separate Risk Management Committee.
The Board has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Board. These include the following:
•	Board approval of a strategic plan, which encompasses the Company’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk

•	Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature

•	The establishment of a Finance Committee, which assists in discharging the Board’s responsibility to manage the organisation’s financial risks. The Committee advises the Board on such matters as the

Metal Storm Limited
Directors’ Report
31 December 2007
Company’s liquidity, currency, interest rate and credit policies and exposures and monitors management’s actions to ensure they are in line with Company policy.
Significant events after the balance date
On 22 February, Metal Storm Limited announced it had entered into a Collaboration Agreement with Singapore Technologies Kinetics (ST Kinetics) to take its 3GL three-shot grenade launcher and 40mm ammunition to manufacture. Under the terms of the Agreement, Metal Storm and ST Kinetics have agreed to collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration of weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.
On February 26, the Company received a $2,000,000 unsecured short term loan with commercial terms and conditions.
There has not been any matter or circumstance, other than that referred to in the directors’ report, financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or state of affairs of the Company in future financial years.
Likely developments and expected results
Disclosure of certain information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Where this applies this information has not been disclosed in this report.
Operations subject to significant environmental regulation
The Company’s operations are not subject to any particular and significant environmental regulations.
Share options
Unissued shares
As at the date of this report, there were 19,044,688 unissued ordinary shares under unlisted options (19,044,688 at the reporting date), and 176,756,604 unissued ordinary shares under listed options (176,756,604 at the reporting date). Refer to notes 23 and 31 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options
During the financial year, there were no unlisted staff options exercised to acquire fully paid ordinary shares in Metal Storm Limited. However, there were 44,220 listed convertible note options exercised to acquire fully paid ordinary shares in Metal Storm Limited (51,231 in 2006).
Indemnification and insurance of directors and officers
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named earlier in this report), the Company Secretary, Mr Peter Wetzig, and all executive officers of the Company and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Company or any related body corporate against a liability incurred as such an officer.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited)
This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Company and the Group receiving the highest remuneration.
Remuneration philosophy
The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and executives.
To this end, the Company embodies the following principles in its remuneration framework:
•	Provide competitive rewards to attract high calibre executives;

•	Link executive rewards to long-term shareholder value;

•	Significant portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and

•	Establish appropriate, demanding performance hurdles in relation to variable executive compensation.
In the year under review, the role of the Nominations and Remuneration Committee (formerly the Remuneration Committee) of the Board of Directors of the Company and its responsibility for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was taken over by the full Board of Directors. This measure was taken to reflect the importance on which the board and its directors placed on this matter in the 2007 year.
The Board assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.
Remuneration structure
In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.
Remuneration policy and its relationship to company performance
The Company’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
The following is a summary of the Company’s financial performance over the last 5 years:

	2003	2004*	2005*	2006*	2007*
	$	$	$	$	$
Net (loss) after tax attributable to members	(6,357,630)	(13,104,127)	(10,914,600)	(15,337,010)	(9,998,150)
Cash (Outflow) from operating activities	(5,392,942)	(11,192,138)	(11,241,259)	(7,953,311)	(11,255,896)
(Loss) per share (cents per share)	(1.44)	(2.62)	(2.09)	(2.85)	(1.69)
Dividends Paid	—	—	—	—	—
Opening Share Price	0.47	0.44	0.26	0.20	0.16
Closing Share Price	0.44	0.26	0.20	0.16	0.09

*	Under AIFRS, results for the 2004, 2005, 2006 and 2007 financial years include research & development costs. These costs were capitalised in the 2003 financial year under previous AGAAP accounting standards.
The Company has undergone a significant consolidation since 1 January 2007 of changes in direction and personnel made in 2005/2006. Dr Lee Finniear was appointed as CEO in February 2007, and one Director retired from the Board in March 2007, Mr McComish. The focus of the company as a weapons systems integrator rather than a licensor (adopted in 2005) has been strengthened and the Company is continuing to build on this strategy. Whilst increasing the demands on the Company, if this is successful, it will give the Company greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40 mm weapons and munitions and the engineering has been increasing focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Company.
Accordingly in setting remuneration policy the Board has regard to the need for the Company to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Company through its development phase with the objective of commercialisation of the Company’s technology and delivering shareholder value.
Non-executive Director remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Company annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
During the year under review directors, with the exception of Mr Nicholls, agreed, subject to the approval of members in general meeting, to take a portion of their Directors’ fees in the form of new shares in order to assist the Company’s cash flow. The proposal will be for shares to be allocated under this agreement to the following values:

Value of Shares
$
Mr JM Crunk	7,500
Mr PD Jonson	5,000
Mr TJ O’Dwyer	6,666
The Board considered it good governance for Directors to have a stake in the company on whose board they sit.
The remuneration of non-executive Directors for the period ending 31 December 2007 is detailed on page 20 of this report.
Senior manager and executive Director remuneration
Objective
The Company aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:
•	Reward executives and key management personnel for Company and individual performance against targets set by reference to appropriate benchmarks;

•	Align the interests of executives with those of shareholders;

•	Link reward with the strategic goals and performance of the Company; and

•	Ensure total remuneration is competitive by market standards.
Structure
In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on pages 28 to 30 of this report.
Remuneration consists of the following key elements:
•	Fixed remuneration

•	Variable remuneration — Short Term Incentive (‘STI’);
The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.
Fixed remuneration
Objective
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.
Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. In 2007 this role was performed by the full board.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Structure
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company. The fixed remuneration component of executives is detailed in Table 1 on page 31.
Variable remuneration — short term incentive (STI)
Objective
The objective of the STI program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.
Structure
Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.
The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The STI program was only applicable to the Chief Executive Officer for 2007. Dr Lee Finniear was paid a $40,000 cash bonus, granted by the Board on 13 September 2007 following the successful achievement of key operational targets that had been identified by the Board. The 2006 STI bonuses were paid in the 2007 financial year.
Employment contracts
Employment agreements have been entered into with the incoming Chief Executive Officer and the former Chief Financial Officer & Company Secretary. The Senior Vice-President – Director of US Operations was employed under letters of offer.
Dr L J Finniear, Chief Executive Officer (from 19 February 2007)
Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $270,000 (including superannuation contributions) plus 1,000,000 options vesting half yearly (500,000 per half year) over 1 year at an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear is also entitled to an after tax bonus of $40,000 subject to satisfactory performance on 19 February 2009 or such other date agreed to between Dr Finniear and the Board.
Dr Finniear may resign from his position and terminate this contract by providing three months written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
The Company may terminate the contract at any time if serious misconduct has occurred, by providing three months written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of fixed component.
B I Farmer, Chief Financial Officer (since 19th August 2007 previously Financial Controller)
Under the terms of this contract dated 6 May 2005, Mr Farmer will be paid a fixed component ($135,000 at reporting date).
Mr Farmer may resign from his position and terminate this contract by providing one month’s written notice. The Company may terminate this employment agreement by providing one month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
J Cronin, Managing Engineer
Under the terms of this contract dated 11 June 2004, Dr Cronin will be paid a fixed component ($195,000 at reporting date) plus 200,000 options vested quarterly (25,000 per quarter) over 2 years. Dr Cronin is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
The Company could terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
Dr Cronin has provided one month’s written notice, in accordance with his contract, of his resignation effective 29 February 2008.
J D MacDonald, Chief Financial Officer & Company Secretary
Under the terms of this contract dated 4 October 2004, Mr MacDonald was paid a fixed component ($235,463 at reporting date) plus 500,000 options vesting quarterly (62,500 per quarter) over 2 years. Further to this Mr MacDonald is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
Mr MacDonald could resign from his position and terminate this contract by providing one month’s written notice. The Company could terminate this employment agreement by providing one month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr MacDonald’s remuneration). On termination, options that have not vested were forfeited.
The Company could terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof. Upon a takeover, change of control or sale of the Company, Mr MacDonald was entitled to one year’s fixed component, including bonus and options entitlements at full value and all options earned or held would vest immediately.
Mr MacDonald resigned on 13 April 2007.
G L Bergeron III, former Chief Technology Officer
Under the terms of this contract dated 27 September 2006, which superseded the previous contract dated 11 June 2004, Mr Bergeron was to be paid a fixed component at an annualised rate of $238,883. Under the terms of this contract Mr Bergeron was employed for a term commencing on 8 September 2006 and concluding on 31 January 2007. Mr Bergeron was not entitled to any short or long-term annual incentives under the terms of this contract. This contract was concluded on 31 January 2007 and no termination costs were paid.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
P D Faulkner, Senior Vice President – Director of US Operations
Mr Faulkner is employed under an offer letter arrangement. He will be paid a fixed component (US$190,600 at reporting date) plus 200,000 options vested quarterly (25,000 per quarter) over 2 years. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
A D Schatz, Vice President — Business Development
Under the terms of his contract, Mr Schatz will be paid a fixed component (US$130,000 at reporting date). Mr Schatz is entitled to commission payments of 4% on the first $100,000 of a funded order and 1% on the amount greater than $100,000.
The Company may terminate this employment agreement by providing one months notice or providing payment in lieu of the notice period (based on the fixed component of Mr Schatz’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
S T Rolander, Vice President — Corporate Services
Under the terms of this contract dated 12 August 2004, Mr Rolander will be paid a fixed component (US$120,700 at reporting date) plus 100,000 options vested quarterly (12,500 per quarter) over 2 years. Mr Rolander is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
The Company may terminate this employment agreement by providing ninety days notice or providing payment in lieu of the notice period (based on the fixed component of Mr Rolander’s remuneration).
The Company may terminate the contract immediately at any time if serious misconduct has occurred.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Remuneration of key management personnel
Table 1: Directors’ remuneration for the year ended 31 December 2007

				Non
		Salary	Cash	Monetary
		& Fees	Bonus	Benefit	Other	Super	Options	Termination	Total Remuneration	Performance Related
Name	Position	$	$	$	$	$	$	$	$	%
T J O’Dwyer	Chairman (Non-Executive)	80,000	-	-	-	-	-	-	80,000	-
B S McComish	Director (Non-Executive) — resigned 08/03/07	12,333	-	-	-	-	-	-	12,333	-
J M Crunk	Director (Non-Executive)	85,248	-	-	-	-	-	-	85,248	-
PD Jonson	Director (Non-Executive)	60,000	-	-	-	-	-	-	60,000	-
J R Nicholls	Director (Non-Executive)	50,000	-	-	-	-	-	-	50,000	-
Total Non Executive Directors		287,581	-	-	-	-	-	-	287,581	-
L J Finniear	Managing Director & Chief Executive Officer — appointed 19/02/07	214,361	40,000	-	-	21,597	89,700	-	365,658	10.9%
Total Executive Directors		214,361	40,000	-	-	21,597	89,700	-	365,658	10.9%
P R Wetzig	Company Secretary — appointed 16/04/07	50,720	-	-	-	-	-	-	50,720	-
B I Farmer	Chief Financial Officer — appointed 17/08/07	50,365	-	-	-	4,533	-	-	54,898	-
P D Faulkner	Senior Vice President — Director of US Operations	227,929	19,709	10,279	2,937	-	10,223	-	271,077	7.3%
J Cronin	Managing Engineer – resigned effective 29/02/08	177,368	19,500	17,632	-	19,364	-	-	233,864	8.3%
JD MacDonald	Chief Financial Officer – resigned 13/04/07	142,905	22,750	-	-	10,712	-	-	176,366	12.9%
S T Rolander	Vice President - Corporate Services	144,339	13,076	7,730	2,021	-	-	-	167,166	7.8%
A D Schatz	Vice President — Business Development	174,484	-	-	2,334	-	-	-	176,818	-
G L Bergeron	Chief Technical Officer – resigned 31/01/07	19,475	-	1,318	216	-	-	-	21,009	-
Total Other Key Management 987,585			75,035	36,959	7,508	34,608	10,223	-	1,151,918	6.5%
Total Remuneration of Key Management Personnel 1,489,527			115,035	36,959	7,508	56,205	99,923	-	1,805,158	6.4%

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Remuneration of key management personnel
Table 2: Directors’ remuneration for the year ended 31 December 2006

				Non
		Salary &	Cash	Monetary					Total	Performance
		Fees	Bonus	Benefit	Other	Super	Options	Termination	Remuneration	Related
Name	Position	$	$	$	$	$	$	$	$	%
B S McComish	Director (Non-Executive)	31,667	-	-	-	-	-	-	31,667	-
J M Crunk	Director (Non-Executive)	93,210	-	-	-	-	-	-	93,210	-
PD Jonson	Director (Non-Executive) – appointed 06/02/06	53,750	-	-	-	-	-	-	53,750	-
J R Nicholls	Director (Non-Executive) –appointed 01/09/06	16,322	-	-	-	-	-	-	16,322	-
W A Downing	Deputy Chairman – resigned 01/11/06	105,108	-	-	-	-	174,617	-	279,725	-
D L Aspach	Director (Non-Executive) – resigned 01/07/06	32,515	-	-	-	-	-	-	32,515	-
Total Non Executive Directors		332,572	-	-	-	-	174,617	-	507,189	-
T J O’Dwyer	Executive Chairman – appointed 28/04/06	80,000	-	-	-	-	-	-	80,000	-
D A Smith	Managing Director & Chief Executive Officer – resigned 28/04/06	114,219	-	3,774	2,847	-	36,625	241,258	398,723	-
Total Executive Directors		194,219	-	3,774	2,847	-	36,625	241,258	478,723	-
JD MacDonald	Chief Financial Officer	214,438	69,188	-	-	25,207	28,214	-	337,047	20.5%
G L Bergeron	Chief Technology Officer	256,833	77,453	6,671	14,088	-	-	-	355,045	21.8%
P D Faulkner	Senior Vice President – Director of US Operations	235,803	12,409	5,112	10,451	-	8,998	-	272,773	4.5%
J Cronin	Managing Engineer – resigned effective 29/02/08	153,044	23,063	15,939	-	16,543	11,286	-	219,875	10.5%
S T Rolander	Vice President - Corporate Services	151,012	18,316	N A		-	-	-	169,328	10.8%
A D Schatz	Vice President — Business Development	220,762	-	N A		-	-	-	220,762	-
I A Gillespie	Chief Operating Officer – resigned 20/10/06	224,802	165,500	-	-	34,157	-	-	424,459	39.0%
J C Chehansky	Senior Vice President – Business Development — resigned 01/05/06	88,611	-	3,474	1,055	-	3,345	62,882	159,367	-
Total Other Key Management		1,545,305	365,929	31,196	25,594	75,907	51,843	62,882	2,158,656	17.0%
Total Remuneration of Key Management Personnel		2,072,096	365,929	34,970	28,441	75,907	263,085	304,140	3,144,568	11.6%

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Table 3:           Compensation ordinary share options: granted and vested during the year (Consolidated)
During the financial year the following options were granted to Directors in respect of Directors Fees for the 2007 financial year. Options issued to executives were granted as equity compensation for services performed in the 2007 year in accordance with employment contracts and letters of offer. These options were not issued as part of an incentive plan.

	Granted		Terms and Conditions for each Grant					Vested
Fair
			Value			First	Last
		Grant	per	Exercise	Expiry	Exercise	Exercise
31 Dec 2007	No.	Date	Option	Price	Date	Date	Date	No.	%
Directors
T J O’Dwyer	—	—	—	—	—	—	—	—	—
L J Finniear	500,000	26/02/07	$0.09	$0.19	08/03/12	18/08/07	08/03/12	500,000	100.0
L J Finniear*	500,000	26/02/07	$0.09	$0.19	08/03/12	18/02/08	08/03/12	500,000	100.0
J M Crunk	—	—	—	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—	—	—	—

Other Key Management Personnel
P R Wetzig	—	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—	—
P D Faulkner	25,000	06/02/06	$0.10	$0.40	31/03/12	31/03/07	31/03/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.10	$0.40	30/06/12	30/06/07	30/06/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.11	$0.40	30/09/12	30/09/07	30/09/12	25,000	100.0
J Cronin	—	—	—	—	—	—	—	—	—
J D MacDonald	—	—	—	—	—	—	—	—	—
S T Rolander	—	—	—	—	—	—	—	—	—
A D Schatz	—	—	—	—	—	—	—	—	—
G L Bergeron	—	—	—	—	—	—	—	—	—

Total	1,075,000							1,075,000

*	500,000 share options vested after 31/12/07 but before the date of this report.

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Table 3:           Compensation ordinary share options: granted and vested during the year (Consolidated)
(continued)

	Granted			Terms and Conditions for each Grant				Vested
			Fair
			Value			First	Last
		Grant	per	Exercise	Expiry	Exercise	Exercise
31 Dec 2006	No.	Date	Option	Price	Date	Date	Date	No.	%
Directors
T J O’Dwyer	—	—	—	—	—	—	—	—	—
W A Downing	490,000	28/04/06	$0.06	$0.40	28/04/11	28/04/06	28/04/11	490,000	100.0
D L Alspach	450,000	28/04/06	$0.06	$0.40	28/04/11	28/04/06	28/04/11	450,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
D A Smith	125,000	28/04/06	$0.06	$0.40	30/06/11	30/06/06	30/06/11	125,000	100.0
P D Jonson	—	—	—	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—	—	—	—

Other Key Management Personnel
J D MacDonald	62,500	26/08/05	$0.11	$0.40	31/03/11	31/03/06	31/03/11	62,500	100.0
J D MacDonald	62,500	26/08/05	$0.11	$0.40	30/06/11	30/06/06	30/06/11	62,500	100.0
J D MacDonald	62,500	26/08/05	$0.12	$0.40	30/09/11	30/09/06	30/09/11	62,500	100.0
I A Gillespie	—	—	—	—	—	—	—	—	—
G L Bergeron	—	—	—	—	—	—	—	—	—
J Cronin	25,000	26/08/05	$0.11	$0.40	31/03/11	31/03/06	31/03/11	25,000	100.0
J Cronin	25,000	26/08/05	$0.11	$0.40	30/06/11	30/06/06	30/06/11	25,000	100.0
J Cronin	25,000	26/08/05	$0.12	$0.40	30/09/11	30/09/06	30/09/11	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.09	$0.40	31/12/10	06/02/06	31/12/10	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.09	$0.40	31/03/11	31/03/06	31/03/11	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.09	$0.40	30/06/11	30/06/06	30/06/11	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.09	$0.40	30/09/11	30/09/06	30/09/11	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.10	$0.40	31/12/11	31/12/06	31/12/11	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.10	$0.40	31/03/12	31/03/07	31/03/12	—	—
P D Faulkner	25,000	06/02/06	$0.10	$0.40	30/06/12	30/06/07	30/06/12	—	—
P D Faulkner	25,000	06/02/06	$0.11	$0.40	30/09/12	30/09/07	30/09/12	—	—
S T Rolander	12,500	12/08/04	$0.18	$0.40	31/03/11	31/03/06	31/03/11	12,500	100.0
S T Rolander	12,500	12/08/04	$0.19	$0.40	30/06/11	30/06/06	30/06/11	12,500	100.0
S T Rolander	12,500	12/08/04	$0.19	$0.40	30/09/11	30/09/06	30/09/11	12,500	100.0
A D Schatz	—	—	—	—	—	—	—	—	—
J C Chehansky	37,500	26/05/06	$0.04	$0.40	31/03/11	26/05/06	31/03/11	37,500	100.0
J C Chehansky	37,500	26/05/06	$0.05	$0.40	30/06/11	30/06/06	30/06/11	37,500	100.0

Total	2,140,000							2,065,000

Metal Storm Limited
Directors’ Report
31 December 2007
Remuneration report (audited) (continued)
Table 4:           Ordinary share options granted as part of remuneration

				Total value
				of options
	Value of	Value of	Value of	granted,	%
	options	options	options	exercised	Remuneration
	granted	exercised	lapsed	and lapsed	consisting of
	during the	during the	during the	during the	options for the
	year	year	year	year	year
31 December 2007	$	$	$	$	%
L J Finniear	89,700	—	—	89,700	24.5%

31 December 2006
D A Smith	36,625	—	—	36,625	9.2%
P D Faulkner	8,998	—	—	8,998	7.1%
J C Chehansky	3,345	—	—	3,345	2.1%
Options are valued using the Black-Scholes option pricing model. See Note 31 of the financial report.
There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There were no forfeitures during the period.
The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.

Metal Storm Limited
Directors’ Report
31 December 2007
Directors’ meetings
The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 10 Board meetings, 5 Audit Committee meetings, no Finance Committee meetings and 1 Nominations and Remuneration Committee meeting were held.

			Meetings of Committees
								Nominations and
	Board of Directors		Audit Committee			Finance Committee		Remuneration Committee
	10 meetings held		5 meetings held			0 meetings held		1 meeting held
	during year		during year			during year		during year
	Held		Held			Held		Held
Directors	(3)	Attended	(3)	Attended		(3)	Attended	(3)	Attended
T J O’Dwyer	10	10	—	—		—	—	—	—
B S McComish (2)	2	0	—	—		—	—	—	—
J M Crunk	10	10	5	5		0	0	1	0
P D Jonson	10	10	4	2	(5)	0	0	1	1
J R Nicholls	10	10	5	5		0	0	1	1	(1)
L J Finniear (4)	7	7	—	—		—	—	—	—

—	Not a member of the relevant committee.

(1)	Mr Nicholls attended as delegate for Mr Crunk

(2)	Mr McComish resigned 8 March 2007

(3)	Number of meetings held while the director was in office

(4)	Dr Finniear was appointed Managing Director on 24 May 2007

(5)	Non attendance of 2 meetings due to last minute changes to dates and times of meetings
Audit independence and non-audit Services
The Directors received the declaration on page 37 from the auditor of Metal Storm Limited.
Non audit services
Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in Note 24(b) of the financial report. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.
Signed in accordance with a resolution of the Directors
T J O’Dwyer
Director
Brisbane
Date:   28 February 2008

Metal Storm Limited
Directors’ Report
31 December 2007

Auditor’s Independence Declaration
PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2007. I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Roach	Brisbane
Partner	28 February 2008
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

Metal Storm Limited
Corporate Governance Statement
Introduction
The Directors of Metal Storm Limited are responsible for the corporate governance practices of the Company. The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Board guides and monitors the business and affairs of Metal Storm Limited on behalf of the shareholders to whom they are accountable.
The Directors are committed to protecting stakeholders’ interests and keeping investors fully informed about the performance of the Company, while meeting stakeholders’ expectations of sound corporate governance practices. To ensure the best representation of shareholder interests, the Board will regularly review its corporate governance practices.
The Corporate Governance Statement is consistent with the Australian Stock Exchange (ASX) Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations 2003” (ASX Principles). In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed that fact must be disclosed, together with reasons for the departure.
The Company’s Corporate Governance statement is segmented according to the ten principles of the ASX Corporate Governance Council. Metal Storm has adopted the spirit of, and demonstrated a commitment to embracing, the ASX Principles as they are relevant to the size and complexity of the Company and its operations.
Principle 1: Lay solid foundations for management and oversight
The Directors of the Company are accountable to shareholders for the proper management of business and affairs of the Company.
The key responsibilities of the Board are to:
•	Establish, monitor and modify the corporate strategies of the Company;

•	Ensure proper corporate governance, monitor the performance of management of the Company;

•	Ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;

•	Assess the necessary and desirable competencies of Board members, review Board succession plans, evaluate its own performance and consider the appointment and removal of Directors;

•	Consider executive remuneration and incentive policies, the Company’s recruitment, retention and termination policies and procedures for senior management and the remuneration framework for non-executive Directors;

•	Monitor financial results;

•	Approve decisions concerning the capital, including capital restructures, and dividend policy of the Company; and

•	Comply with the reporting and other requirements of the law.
The full Board meets regularly, usually on a monthly basis. It also meets regularly without executive staff members present.
Subject to certain conditions, the Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer, who provides a monthly report to the Board. The Chief Executive Officer must consult the Board on matters that are sensitive, extraordinary, of a strategic nature or on other matters outside these conditions.
Overview of Adoption
During the year ended 31 December 2007 the Board did not adopt ASX 1.1 — Formalise and disclose the functions reserved to the board and those delegated to management. However, the Board has formalised a statement of issues reserved for the Board and this statement is reproduced in this Corporate Governance Statement.

Metal Storm Limited
Corporate Governance Statement (continued)
Principle 2: Structure the Board to add value
Composition of the Board
The Board presently comprises four non-executive Directors and one executive Director.
Profiles of the Directors are set out on pages 10 and 11 of this Annual Report. The profiles outline the skills, experience and expertise of each Director and the periods during which they held office during the financial year. All non-executive Directors are subject to retirement by rotation at least every three years, but may stand for re-election by the shareholders upon retirement.
The composition of the Board is determined by the Board. The Board has considered the following principles and guidelines in determining the composition of the Board:
•	A majority of Directors ought to be independent
The concept of independence of Directors is assessed in accordance with the ASX Principles.
The following persons were Directors for all or part of the financial year ended 31 December 2007:

Period	Independent	Non-Independent
1 January 2007 to 8 March 2007	Mr J M Crunk	Mr T J O’Dwyer*
	Dr P D Jonson	Mr B S McComish#
Mr J R Nicholls ¥

8 March 2007 to 23 May 2007	Mr J M Crunk	Mr T J O’Dwyer*
	Dr P D Jonson	Mr J R Nicholls ¥

23 May 2007 to 31 December 2007	Mr J M Crunk	Mr T J O’Dwyer*
	Dr P D Jonson	Mr J R Nicholls ¥
Dr L J Finniear§

*	Mr T J O’Dwyer was Executive Chairman from 28 April 2006 until the appointment of Dr Finniear as CEO on 19 February 2007. Mr O’Dwyer is not considered to be independent Director because of this executive role.

¥	Mr B S McComish served as Chairman of investment bank BBY Limited until his resignation from that role in April 2005. BBY Limited has been a material professional advisor to the Company. Mr McComish resigned as a Director effective 8 March 2007.

§	Mr J R Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investment Fund Limited (Harmony). Harmony is the largest holder of convertible notes and options which were issued pursuant to the rights issue undertaken in 2006.

§	Dr L J Finniear was appointed managing director on 24 May 2007.
The Board will take external advice to determine the independence of a Director when necessary.
The Company did not have a majority of independent directors during 2007. However, in all the circumstances, the Board considered the mix of independent and non-independent to be appropriate.
•	The Board ought to comprise a wide range of skills and competencies.
The Board is responsible for ensuring that there are, amongst their number, Directors with appropriate skills and experience to competently discharge their duty to the other stakeholders in the Company and to manage the Company in a manner that protects the interests of all stakeholders and maximises the return to and value of the Company for the Members of the Company. In determining this matter, the Board should specifically consider whether it is structured and composed in such a way that it:

Metal Storm Limited
Corporate Governance Statement (continued)
(i)	has a proper understanding of, and competence to deal with, the current and emerging issues of the business of the Company; and

(ii)	can effectively review and challenge the performance of management and exercise independent judgment.
Chairman
Mr T J O’Dwyer was appointed Chairman in September 2005, having previously served as Interim Chairman since May 2004. Mr O’Dwyer was appointed Executive Chairman on 28 April 2006. Since the appointment of Dr Lee Finniear as CEO on 19 February 2007, Mr O’Dwyer has remained as Chairman but is no longer an executive of the Company.
In accordance with the ASX Principles, Mr O’Dwyer has not been an independent Director during 2007 as he has been an executive (Executive Chairman until 19 February 2007) of the company within the last 3 years.
The Board considered that in all the circumstances it was appropriate for Mr O’Dwyer to be the Chairman throughout the year, despite not being an independent director.
Director Selection
When a vacancy exists through whatever cause, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will consider candidates with appropriate expertise and experience. A selection procedure is then completed, which includes a review of the candidates’ independence, and the Board appoints the most suitable candidate who, in accordance with regulation 13.2 of the Company’s constitution, must retire but may stand for re-election at the next annual general meeting of shareholders.
Board Committees
The Board has established separate Audit and Risk (see Principle 4 below), Nominations and Remuneration (see Principle 9 below), and Finance Committees, which operate under separate formal Charters.
The Finance Committee was established by the Board to be an oversight body on capital raising, mergers and acquisitions and to oversee the financial function of the Company’s operation.
Independent Professional Advice
When a new Director joins the Board, they are advised by the Chairman that each Director has the right to seek independent professional advice at the Company’s expense. Prior approval of the Chairman is required, but such approval is not withheld unreasonably.
Overview of Adoption
During the year ended 31 December 2007 the Board did not adopt the following ASX Principles:

2.1 –	The majority of the Board should be independent Directors. The Board considered that in all the circumstances it has appropriate skills and business expertise represented on the board and that the current board is appropriate notwithstanding that the recommended independence level (majority) is not achieved.

2.2 –	The Chairman should be an independent Director. The Board considered that in all the circumstances it was appropriate for Mr O’Dwyer to be the Chairman, despite not being an independent director.

2.3 –	The roles of the Chairman and chief executive officer should not be exercised by the same individual. For a short part of the financial year, Mr O’Dwyer was both the Chairman and chief executive officer of the Company. At that time, the Company was seeking to appoint a new chief executive officer, and Mr O’Dwyer ceased to be executive Chairman upon the appointment of Dr Finniear as chief executive officer.

2.5 –	Provide the information indicated in the Guide to Reporting on Principle 2. The Guide sets out certain information which should be included in a Company’s corporate governance statement. However, the Company’s materiality thresholds for determining a Director’s independence are not contained in this Corporate Governance Statement.

Further, the Company has not yet made available certain information on its website as recommended by the Guide. The Company’s resources have been heavily focussed and concentrated on the development of

Metal Storm Limited
Corporate Governance Statement (continued)

the Company’s unique technology during 2007 ahead of commercialisation activity. Other activities such as website development and the Corporate Governance disclosures on the website are now proceeding.
Principle 3: Promote ethical and responsible decision-making
Codes of Conduct
The Company has adopted a code of conduct to guide all of the Company’s employees, including Directors, the Chief Executive Officer, the Chief Financial Officer and other senior executives, in respect of ethical behaviour. The code of conduct has been designed to maintain confidence in the Company’s integrity and the responsibility and accountability of all individuals within the Company for reporting unlawful and unethical practices. The codes of conduct embrace such matters as:
•	Responsibilities to shareholders;

•	Responsibilities to the environment and the community;

•	Compliance with laws and regulations;

•	Relations with customers and suppliers; and

•	Ethical responsibilities.
A revised code of conduct is being developed and will expanded to include “whistle blowing” and any other matters the Board considers appropriate. The revised code of conduct will be available to shareholders on request and will be available for inspection on the Company’s website once finalised.
Securities Trading Policy
Directors are encouraged to be long-term holders of the Company’s shares.
For Directors and Officers, the Company has adopted a formal Securities Trading Policy.
The policy provides that Directors and senior employees should:
•	Never engage in short term trading of the Company’s securities;

•	Not deal in the Company’s securities while in possession of price sensitive information;

•	Notify the Company Secretary of any intended transactions involving the Company’s securities; and

•	Restrict their buying and selling of the Company’s securities to within the ‘trading window’ — the four week period after the release to the ASX of the half yearly and annual results or after the holding of the annual general meeting and only if they do not possess price sensitive information.
The Board may, in exceptional circumstances only, approve any Director or senior employee to trade in the Company’s securities at any time.
The Company must comply with its obligations to notify ASX in writing of any changes in the holdings of Securities or interest in Securities by Directors.
Overview of Adoption
During the year ended 31 December 2007, the Board did not fully adopt ASX Principle 3.3 – Provide the information indicated in “Guide to reporting on Principle 3.” The Company’s Securities Trading Policy is publicly available on its website, but neither the code of conduct described above nor a summary of it is on the website.
The Company’s resources have been focused and concentrated on the development of the Company’s unique technology during 2007 ahead of commercialisation activity. Other activities such as website development and the corporate governance disclosures on the website are now proceeding.

Metal Storm Limited
Corporate Governance Statement (continued)
Principle 4: Safeguarding integrity in financial reporting
Details of the Company’s adoption of Principle 4 are set out below.
Certification by Chief Executive Officer and Chief Financial Officer
The Chief Executive Officer and the Chief Financial Officer have certified to the Board in writing, prior to Board approval of the 2007 annual financial report, that:
•	The Company has in place a financial accounting system to keep financial records that correctly record and explain all transactions and the financial position and performance of the Company and that would enable true and fair financial statements to be prepared and audited;

•	The Company’s financial reports:
o	present a true and fair view, in all material respects, of the Company’s financial condition and operating results;

o	are in accordance with relevant accounting standards;

o	are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
•	The audit of the Company’s financial statements revealed an error in one calculation requiring an adjustment to its accounts. The calculation had been prepared by external advisers acting in a specialist capacity. The error was fully quantified and adjusted prior to the finalisation of the financial statements. The Chief Executive Officer and the Chief Financial Officer are currently determining the most effective remediation actions required in respect of the underlying control deficiency giving rise to the adjustment. This deficiency may constitute a material weakness under management’s assessment of Internal Control over Financial Reporting (ICFR) required under Section 404 of the US Sarbanes Oxley Act of 2002. The Company may be required to disclose the matter in further detail in its form 20F expected to be lodged with the US Securities and Exchange Commission in June 2008, along with details of management’s remediation activities.
The Chairman performed the Chief Executive role as Executive Chairman during the period from 28 April 2006 to 18 February 2007.
Audit Committee
The Board has established an Audit Committee under a separate charter.
During the 2007 financial year, the Audit Committee comprised the following Directors:

Committee Members	Independent Director
Mr J M Crunk (Chairman)	Yes
Dr P D Jonson	Yes
Mr J R Nicholls	No
Meetings of the Audit Committee may be attended by other Directors or by executives upon invitation by the Chairman of the Committee.
As the Company was not in the top 300 of the S&P All Ordinaries Index as at 1 January 2007, it was not required by the ASX Listing Rules to comply with the recommendations of the ASX Corporate Governance Council in relation to the composition, operation and responsibility of the Audit Committee for the 2007 financial year. However, the Company intends, as far as possible, to meet the recommendations.
In summary, those recommendations are that in respect of the Audit Committee:
•	There should be only non-executive Directors;

At all times during the 2007 financial year, the Audit Committee comprised only non-executive Directors.

•	An independent Chairman who is not chairman of the Company;

Mr Crunk is an independent director and is not the Chairman of the Company.

Metal Storm Limited
Corporate Governance Statement (continued)
•	It should consist of at least three members.

At all times during the 2007 financial year, the Audit Committee consisted of three members.
The Audit Committee Charter (Charter) sets out the qualifications required for each member of the Audit Committee. All of the members of the Audit Committee during the 2007 financial year met these qualifications.
The Charter also requires the Committee to consist of at least three members.
All members of the Audit Committee during the 2007 financial year are financially literate (i.e. they are able to read and understand financial statements) and have an understanding of the industry in which the Company operates. Mr J M Crunk is a qualified accountant. Dr P D Jonson holds a Bachelor of Commerce degree (Hons), was an economist with the Reserve Bank of Australia, and has broad business experience. Mr J R Nicholls holds a Bachelor of Commerce degree and a Master of Business Administration degree, and also holds broad business experience.
In performing its responsibilities, the Committee shall, amongst other things:
•	Retain the independent auditors and review and discuss the independence of the auditors;

•	Set the engagement policies for the independent auditor;

•	Review and discuss the audit plan, the conduct of the audit and the audit results;

•	Review and discuss financial statements and disclosures;

•	Determine and administer internal audit procedures;

•	Review and discuss the systems of internal accounting controls;

•	Review and discuss the recommendations of independent auditors;

•	Approve related party transactions where the transactions are not required to be approved by the shareholders or Directors; and

•	Establish procedures for complaints regarding financial statements or accounting policies.
The meetings of the Audit Committee held during the year and those attending these meetings are set out in the Directors’ Report section of this annual report
Since the end of the 2007 financial year the board has adopted a revised corporate governance charter and processes. This has resulted in the Audit Committee accepting an expanded role and oversight of risk and risk management.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 4.5 – Provide the information indicated in the “Guide to Reporting on Principle 4”. In particular, neither the audit committee charter nor information on procedures for the selection and appointment of the external auditor and for the rotation of external audit engagement partners is currently available on the Company’s website.
Company resources have been heavily focused and concentrated on the development of the Company’s unique technology during 2007 ahead of commercialisation activity. Other activities such as website development and the corporate governance disclosures on the website are now proceeding.
Principle 5: Make timely and balanced disclosure
Continuous Disclosure
The Board recognises that the Company as a publicly listed entity has an obligation to make timely and balanced disclosure in accordance with the requirements of the Australian Securities Exchange (ASX) Listing Rules and the Corporations Act 2001. The Board also is of the view that an appropriately informed shareholder base, and market in general, is essential to an efficient market for the Company’s securities.
The Board is committed to ensuring that shareholders and the market have timely and balanced disclosure of matters concerning the Company. In demonstration of this commitment, the Company has adopted a formal continuous disclosure policy.

Metal Storm Limited
Corporate Governance Statement (continued)
In order to ensure the Company meets its obligations of timely disclosure of such information, the Company has adopted the following policies:
•	Immediate notification to ASX of information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities as prescribed under listing rule 3.1, except where such information is not required to be disclosed in accordance with the exception provisions of the listing rules;

•	The Company has an established website and all information disclosed to ASX is promptly placed on the Company’s website following receipt of confirmation from ASX and, if deemed desirable, released to the wider media; and

•	The Company will not respond to market rumour or speculation, except where required to do so under the Listing Rules.
The Board’s policy to ensure compliance with its disclosure obligations is publicly available on the company’s website.
Overview of Adoption
During the year ended 31 December 2007 the Board adopted, and complied with, ASX Principle 5.
Principle 6: Respect the rights of shareholders
Communications Strategy
The Board recognises that the shareholders are the beneficial owners of the Company and respects their rights and is continually seeking ways to assist shareholders in the exercise of those rights.
The Board also recognises that as owners of the Company, the shareholders may best contribute to the Company’s growth, value and prosperity if they are informed. To this end, the Board seeks to empower Shareholders by:
•	Communicating effectively with shareholders;

•	Enabling shareholders access to balanced and understandable information about the Company, its operations and proposals; and

•	Assisting shareholders’ participation in general meetings.
The Company maintains a website in order to provide opportunities for shareholders to access Company announcements, media releases and financial reports through electronic means.
In order to communicate more effectively with shareholders the company has since the end of the year entered into an arrangement with a specialist consultant in the area of shareholder relations.
Participation in Meetings
The Board is committed to assisting shareholders’ participation in meetings and has adopted the ASX Corporate Governance Council’s recommendations and guidelines as published in the Council’s Principles of Good Governance and Best Practice Recommendations in respect of notices of meetings.
Shareholders also have an opportunity to submit questions to the auditor prior to the annual general meeting. As required by the Corporations Act, the auditor will be present at the annual general meeting and will be available to answer questions.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 6.1 Design and disclose a communications strategy to promote an effective communications with shareholders and to encourage effective participation at general meetings. Company resources have been heavily focused and concentrated on the development of the Company’s unique technology during 2007 ahead of commercialisation activity. The Company has engaged a specialist consultant to design the investor section of a new corporate website and to assist in developing a communications strategy which will be posted on the Company’s website once it has been finalised.

Metal Storm Limited
Corporate Governance Statement (continued)
Principle 7: Recognise and manage risk
Risk Oversight and Management Policy
The Board carries overall responsibility to all stakeholders for the identification, assessment, management and monitoring of the risks faced by the Company. The Company has in place informal policies and procedures for risk management and is currently documenting a formal risk management policy which it expects to adopt shortly. Once adopted, the policy will be available to shareholders on request and will be available for inspection on the Company’s website.
Certification by Chief Executive Officer and the Chief Financial Officer
The Chief Executive Officer and the Chief Financial Officer have certified to the Board in writing, prior to Board approval of the 2007 annual financial report, that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects. However, the Company notes that the audit of its financial statements revealed an error in one calculation requiring an adjustment to the accounts prepared by the Company. The calculation had been prepared by external advisers.  The need for the adjustment may constitute a material weakness under the Sarbanes Oxley Act in the United States and the Company may be required to disclose the matter in further detail in its form 20F expected to be lodged with the US Securities and Exchange Commission in June 2008.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 7. The Company has informal risk oversight and management policies, but they are not currently available on its website. Company resources have been heavily focused and concentrated on the development of the Company’s unique technology during 2007 ahead of commercialisation activity. Other activities such as website development and the corporate governance disclosures on the website are now proceeding.
Principle 8: Encourage Enhanced Performance
The Board is developing progressively a process for evaluating the performance of the Board, individual Directors and key. The process will include the following:
•	The non-executive Chairman will review the performance of each Director and interview each Director individually on their role as Director and their achievement of goals; and

•	Independent members of the Board will interview the non-executive Chairman and will be responsible for reviewing his performance.
Once adopted the process will be available to shareholders on request and be will be available for inspection on the Company’s website.
The Board conducted an informal and in-camera review of Board, committee and Director performance, however, no formal performance evaluation has taken place in the 2007 financial year.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 8.1. Disclose the process for performance evaluation of the Board, its committees and individual directors and key executives. Company resources have been heavily focused and concentrated on the development of the company’s unique technology during 2007 ahead of commercialisation activity and other activities such as website development and the corporate governance disclosures on that website are now proceeding.

Metal Storm Limited
Corporate Governance Statement (continued)
Principle 9: Remunerate Fairly and Responsibly
Remuneration
The Board has a Nominations and Remuneration Committee.
Mr J M Crunk and Dr P D Jonson were members of the Committee during 2007 and attended 1 meeting. The Board was consulted on remuneration matters throughout the year.
Remuneration Policy
The Board believes that it is in the interest of all stakeholders in the Company for there to be in place a remuneration policy that:
•	Attracts and retains talented and motivated Directors, executives and employees so as to encourage enhanced performance of the Company;

•	Recognises and rewards superior performance by any individual or Company to which the individual has made a significant contribution;

•	Payment of equity-based executive remuneration should only be made in accordance with such schemes that have been approved by shareholders;

•	Enables the Company’s stakeholders and the investment community to understand:
o	the costs and benefits of that policy; and

o	the link between remuneration paid to Directors and key executives and the Company’s performance.
•	Distinguishes the structure of non-executive Directors’ remuneration from that of executives using the following guidelines for non-executive Directors’ remuneration:
o	non-executive Directors should not be provided with retirement benefits other than statutory superannuation; and

o	non-executive Directors ought to receive equity-based remuneration only under strict controls and subject to shareholder approval.
To this end, the Board has established a process of transparency in remuneration matters that relates remuneration to performance and clearly communicates the policy underlying executive remuneration to stakeholders. The Board policy on remuneration is set out more fully in the Remuneration Report contained in the Directors’ Report section of this annual report.
Remuneration Objectives
The Board’s remuneration objectives are as follows:
•	To motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and

•	To demonstrate a clear relationship between key executive performance and remuneration.
Structure
The Board has determined that executive remuneration may comprise any of the following:
•	Cash salary;

•	Shares in the Company and/or options to acquire shares in the Company;

•	Other incentive schemes;

•	Allowances;

•	Holiday and sick leave;

•	Long service leave (Australian employees);

•	Medical and dental cover (US employees);

•	Superannuation (Australian employees);

•	Any other component that the Company can lawfully provide to an officer to salary sacrifice;

•	Any other component that the Board considers relevant and desirable; and

•	Fringe benefits tax (howsoever called) associated with components of remuneration requested by the Officer to be salary sacrificed.

Metal Storm Limited
Corporate Governance Statement (continued)
The remuneration, and its elements, paid to Directors, and Key Management Personnel is set out in the Directors’ Report of the Financial Report.
It is the policy of the Company not to make loans to Directors or executives.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 9.5 — Provide the information indicated in the “Guide for reporting on Principle 9”. Neither the Charter of the Nominations and Remuneration Committee nor a summary of the role, rights, responsibilities and membership requirements is currently available on the Company’s website. Company resources have been heavily focused and concentrated on the development of the company’s unique technology during 2007 ahead of commercialisation activity and other activities such as website development and the corporate governance disclosures on that website are now proceeding.
Principle 10: Recognise the Legitimate Interest of Stakeholders
The Board recognises the interests of stakeholders other than shareholders of the Company. The Company has a number of legal and other obligations to stakeholders such as employees, customers, suppliers and the community as a whole. It is the Board’s view that the Company can achieve the best outcomes by better managing its natural, human, social and other forms of capital.
Accordingly, the Board has adopted a code of conduct in respect of dealings with these stakeholders to guide Directors, executives and all staff in matters such as:
•	Shareholder, customer and community relations;

•	Fair trading and dealing with the Company;

•	Employment practices; and

•	Compliance, compliance monitoring and adherence to this code.
Overview of Adoption
During the year ended 31 December 2007 the Board did not fully adopt ASX Principle 10. Neither the code of conduct described above nor a summary of its main provisions is currently available on the Company’s website. Company resources have been heavily focused and concentrated on the development of the company’s unique technology during 2007 ahead of commercialisation activity and other activities such as website development and the corporate governance disclosures on that website are now proceeding.

Metal Storm Limited
Income Statements
For the year ended 31 December 2007

		Consolidated		Company
		2007	2006	2007	2006
	Note	$	$	$	$
Revenue	6	3,205,381	2,339,310	1,330,579	756,781

Expenses
Fair value movement in embedded derivative	16	2,421,388	(4,469,042)	2,421,388	(4,469,042)
Consumables used		(469,579)	(152,471)	—	—
Employee expenses	7	(4,348,588)	(5,481,934)	(2,759,814)	(2,768,069)
Finance costs	7	(4,934,415)	(2,183,013)	(4,934,415)	(2,183,013)
Professional fees		(1,321,686)	(1,731,913)	(913,675)	(1,023,492)
Research and development		(1,671,057)	(990,022)	(1,521,854)	(602,789)
Administrative expenditure		(576,387)	(692,061)	(539,111)	(770,839)
Facility expenses		(790,874)	(780,899)	(447,634)	(334,532)
Travel and entertainment		(468,868)	(523,432)	(424,831)	(420,938)
Communication and technology		(360,501)	(348,191)	(294,084)	(273,724)
Public relations and compliance		(393,967)	(339,206)	(385,118)	(303,536)
Foreign exchange differences		(68,197)	15,864	(319,353)	(236,092)
Impairment expense	7	(220,800)	—	(2,018,773)	(2,314,504)

Loss before Income tax		(9,998,150)	(15,337,010)	(10,806,695)	(14,943,789)

Income tax benefit	8	—	—	—	—

Loss for the year		(9,998,150)	(15,337,010)	(10,806,695)	(14,943,789)

Earnings per share (cents per share) - Basic and diluted loss for the year attributable to ordinary equity holders of the parent	30	(1.69)	(2.85)
The above Income Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Balance Sheets
As at 31 December 2007

		Consolidated		Company
		2007	2006	2007	2006
	Note	$	$	$	$
Assets
Current assets
Cash and cash equivalents	9	14,727,548	23,830,267	14,378,024	23,815,416
Available-for-sale financial investments	10	779,200	2,002,080	779,200	2,002,080
Trade and other receivables	11	1,563,218	773,130	778,769	618,527

Total current assets		17,069,966	26,605,477	15,935,993	26,436,023

Non-current assets
Trade and other receivables	12	987,902	510,795	480,798	480,849
Other financial assets		—	—	2,920	2,920
Property, plant and equipment	13	656,260	627,985	599,264	574,957
Intangible assets and goodwill	14	74,149	111,824	51,859	55,624

Total non-current assets		1,718,311	1,250,604	1,134,841	1,114,350

Total assets		18,788,277	27,856,081	17,070,834	27,550,373

Liabilities
Current liabilities
Trade and other payables	15	2,605,145	1,942,525	1,185,079	1,182,807
Conversion derivative	16	5,963,793	10,811,057	5,963,793	10,811,057
Interest-bearing loans and borrowings	17	12,941,447	13,229,376	12,935,750	13,229,376
Provisions	18	302,161	441,997	118,105	172,633

Total current liabilities		21,812,546	26,424,955	20,202,727	25,395,873

Non-current liabilities
Interest-bearing loans and borrowings	19	215,036	255,845	195,977	255,845
Other		68,265	77,949	5,833	2,898

Total non-current liabilities		283,301	333,794	201,810	258,743

Total liabilities		22,095,847	26,758,749	20,404,537	25,654,616

Net assets (liabilities)		(3,307,570)	1,097,332	(3,333,703)	1,895,757

Equity
Contributed equity	20	65,428,400	59,985,634	65,428,400	59,985,634
Reserves	21	9,046,424	8,895,942	9,114,983	8,980,514
Accumulated losses	22	(77,782,394)	(67,784,244)	(77,877,086)	(67,070,391)

Total equity (deficiency)		(3,307,570)	1,097,332	(3,333,703)	1,895,757

The above Balance Sheets should be read in conjunction with the accompanying notes.

Metal Storm Limited
Cash Flow Statements
For the year ended 31 December 2007

		Consolidated		Company
		2007	2006	2007	2006
	Note	$	$	$	$
Cash Flows From Operating Activities
Receipts from customers		1,052,095	2,015,018	(389,134)	—
Payments to suppliers and employees		(9,516,201)	(10,360,975)	(6,294,661)	(6,903,135)
Interest and other costs of finance paid		(2,791,790)	(287,027)	(2,791,790)	(287,027)
Government grant — research & development		—	679,673	—	679,673

Net cash outflow from operating activities	29	(11,255,896)	(7,953,311)	(9,475,585)	(6,510,489)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(200,039)	(824,299)	(164,352)	(822,863)
Proceeds from the disposal of property, plant and equipment		2,127	318,695	2,127	306,180
Purchase of intangible assets		(42,847)	(137,197)	(28,252)	(58,488)
Interest received		1,455,190	673,435	1,430,525	671,936
Proceeds from sale of available-for-sale financial assets		1,000,000	3,054,060	1,000,000	3,054,060
Purchase of other financial asset		—	(480,798)	—	(480,798)

Net cash inflow from investing activities		2,214,431	2,603,896	2,240,048	2,670,027

Cash Flows From Financing Activities
Proceeds from issues of shares		6,639	3,017,685	6,639	3,017,685
Share issue costs		—	(268,696)	—	(268,696)
Proceeds from issuance of convertible notes		—	27,500,000	—	27,500,000
Transaction costs of rights issue		—	(1,909,878)	—	(1,909,878)
Proceeds from borrowings		419,703	803,152	419,703	803,152
Repayment of borrowings		(486,114)	(598,442)	(510,870)	(598,442)
Advances to subsidiary		—	—	(2,117,327)	(1,585,095)

Net cash inflow (outflow) from financing activities		(59,772)	28,543,821	(2,201,855)	26,958,726

Net movement in cash and cash equivalents		(9,101,237)	23,189,853	(9,437,392)	23,118,264
Net foreign exchange differences		(1,482)	—	—	—
Cash and cash equivalents at beginning of period		23,830,267	635,861	23,815,416	697,152

Cash and cash equivalents at year end	9	14,727,548	23,830,267	14,378,024	23,815,416

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

Metal Storm Limited
Statements of Changes in Equity
For the year ended 31 December 2007

	Contributed		Accumulated
	equity	Reserves	losses	Total equity
	$	$	$	$
Consolidated
At 1 January 2006	56,559,039	1,668,057	(52,447,234)	5,779,862

Net gains on available-for-sale financial assets	—	(34,580)	—	(34,580)
Currency translation differences	—	10,213	—	10,213

Total income and expense for the year recognised directly in equity	—	(24,367)	—	(24,367)
Loss for the year	—	—	(15,337,010)	(15,337,010)

Total income/(expense) for the year	—	(24,367)	(15,337,010)	(15,361,377)

Net increase in option reserves	—	358,686	—	358,686
Attaching options issued on allotment of renounceable rights issue	—	4,379,638	—	4,379,638
Options paid as cost to Harmony	—	3,262,000	—	3,262,000
Options expense	—	(748,072)	—	(748,072)
Share options exercised	7,685	—	—	7,685
Issue of share capital	3,035,031	—	—	3,035,031
Conversion of convertible notes to shares	652,575	—	—	652,575
Share issue costs	(268,696)	—	—	(268,696)

At 31 December 2006	59,985,634	8,895,942	(67,784,244)	1,097,332

Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)

Currency translation differences	—	16,013	—	16,013

Total income and expense for the year recognised directly in equity	—	13,933	—	13,933
Loss for the year	—	—	(9,998,150)	(9,998,150)

Total income/(expense) for the year	—	13,933	(9,998,150)	(9,984,217)

Net increase in option reserves	—	136,549	—	136,549

Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,046,424	(77,782,394)	(3,307,570)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Metal Storm Limited
Statements of Changes in Equity
For the year ended 31 December 2007

	Contributed		Accumulated
	equity	Reserves	losses	Total equity
	$	$	$	$
Parent
At 1 January 2006	56,559,039	1,762,842	(52,126,602)	6,195,279

Net gains on available-for-sale financial assets	—	(34,580)	—	(34,580)
Currency translation differences	—	—	—	—

Total income and expense for the year recognised directly in equity	—	(34,580)	—	(34,580)

Loss for the year	—	—	(14,943,789)	(14,943,789)

Total income/(expense) for the year	—	(34,580)	(14,943,789)	(14,978,369)

Net increase in option reserves	—	358,686	—	358,686
Attaching options issued on allotment of renounceable rights issue	—	4,379,638	—	4,379,638
Options paid as cost to Harmony	—	3,262,000	—	3,262,000
Options expense	—	(748,072)	—	(748,072)
Share options exercised	7,685	—	—	7,685
Issue of share capital	3,035,031	—	—	3,035,031
Conversion of convertible notes to shares	652,575	—	—	652,575
Share issue costs	(268,696)	—	—	(268,696)

At 31 December 2006	59,985,634	8,980,514	(67,070,391)	1,895,757

Realised gains on available-for-sale financial assets	—	(1,040)	—	(1,040)
Fair value movement on available-for-sale financial assets	—	(1,040)	—	(1,040)

Total income and expense for the year recognised directly in equity	—	(2,080)	—	(2,080)

Loss for the year	—	—	(10,806,695)	(10,806,695)

Total income/(expense) for the year	—	(2,080)	(10,806,695)	(10,808,775)

Net increase in option reserves	—	136,549	—	136,549
Share options exercised	6,638	—	—	6,638
Conversion of convertible notes to shares	5,436,128	—	—	5,436,128

At 31 December 2007	65,428,400	9,114,983	(77,877,086)	(3,333,703)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Metal Storm Limited
Notes to the financial statements
31 December 2007
Contents to the notes of the financial statements

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Company and the Group for the financial years to 31 December 2007 and 31 December 2006 respectively is disclosed below:

	Group		Company
	2007	2006	2007	2006
Loss for the year	(9,998,150)	(15,337,010)	(10,806,695)	(14,943,789)
Net cash outflow from operating activities	(11,255,896)	(7,953,311)	(9,475,585)	(6,510,489)
Net assets (liabilities)	(3,307,570)	1,097,332	(3,333,703)	1,895,757
The continuing viability of the Company and the Group and their ability to continue as a going concern and to meet their debts and commitments as and when they fall due is dependent on the ability of the Company and the Group to meet the covenant terms of its Trust Deed.
The covenant terms in the Trust Deed must be met on an ongoing basis and consequently both the decisions of the Company itself and factors outside its control may impact ongoing compliance with the Trust Deed requirements.
It is therefore uncertain the Company and the Group will continue to comply with the terms of its Trust Deed in relation to the covenants set out for minimum cash levels.
The company will address the cash covenant requirements as an ongoing and critical part of its operations using an appropriate balance of business strategies. These strategies include:
•	Monitoring cash flows to match the critical engineering resource demands and the timeliness of engineering delivery with cash availability.

•	Taking action, where corrective action is needed on cash flows, to ensure the cash covenant is met in terms of the Note holders trust deed.

•	Utilizing the conditions within the Trust Deed which allow the company to borrow, to enable timely delivery of resources where those expenditures will be allowable within future cash covenant limits. To that end the company has borrowed $2 M by short term unsecured facility to maintain its limits within the cash covenant now, where the post 30 June 2008 limit allows for the full repayment of the short term borrowing.

•	Increasing contract revenue significantly. The company has traditionally obtained quality contract work in the USA which has increased its own intellectual property. That needs to be expanded and prospects for further contracts are good. Currently and additionally the company has contracting opportunities in embryonic negotiations in Australia.

•	Developing the relationship with STK commenced with the recently contracted Agreement with them for 40mm ammunition and international marketing of the 3GL product.
Should a breach of the Trust Deed occur, the full balance of the borrowed funds could become due and payable immediately.
The uncertainty of compliance with the covenant terms creates a material uncertainty as to whether the Company and the Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities in the normal course of business and at the amounts stated in the financial statements.
In the Directors’ opinion they have sufficient evidence to believe that the Company and the Group will be able to meet the terms of the Trust Deed and therefore be able to pay their debts and commitments as and when they fall due. The Company has been running to budget and so long as this continues, which the directors have no reason to believe will change, the Company will be able to meet its obligations as they fall due.
However, if the Company is not able to meet its obligations, there is material uncertainty as to whether the Company and the Group will continue as going concerns and, therefore they may realise their assets and settle their liabilities at amounts different from those stated in the financial report.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and the Group not continue as a going concern.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
(a) Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Company’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the balance sheet, and embedded derivative, which is at fair value through profit and loss.
Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
Change in accounting policy — financial instruments
On September 1, 2006, the company issued convertible notes for a face value of $27.5 million. The transaction costs incurred in relation to this capital raising were $4.6 million.
The accounting policy applied in preparing the 2006 financial statements was in accordance with the generally accepted practice whereby transaction costs are allocated entirely to the host debt contract if there is an embedded derivative. This practice recognises that these transaction costs are part of the cost of borrowing and should therefore be spread as part of the effective interest rate.
When reviewing the instruments for the 2007 financial statements it was clear that the embedded derivative in its own right was an unusually key feature of the fund raising. Investors saw this as a purchase of an option to buy shares rather than a debt instrument with a safety feature. As such, the policy was changed to link some of the transaction costs to the underlying derivative and thus to recognise them immediately.
The outcome of the change is that the annual borrowing costs are similar to a standard convertible debt where the embedded option is treated as equity. The costs relating to the derivative are expensed immediately.
On balance, we concluded that such a change in our accounting for the costs in 2007 was appropriate on the basis that the allocation of costs to the embedded derivative was reliable and more relevant than no allocation of costs.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(a) Basis of preparation (continued)
Transactions costs are allocated to the financial instrument in proportion to the allocation of proceeds.
The effect of this change in policy is summarised in the table below.

	2006	2006	2007	2007
	Original	Revised	Original	Revised
Income Statement
Fair Value movement in Embedded Derivative	(3,244,330)	(4,469,042)	2,241,388	2,241,388
Net loss for the year	(14,225,132)	(15,337,010)	(10,096,815)	(9,998,150)
Basic and diluted earning per share	(2.65)	(2.85)	(1.71)	(1.69)

Balance Sheet
Interest bearing loans and borrowings	11,903,152	13,229,376	12,030,408	12,941,447
Contributed equity	60,199,980	59,985,634	65,135,606	65,428,400
The effect of the change in policy has been adjusted in this financial report by revising the affected financial statement line items for the comparative year.
(b) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited (''company’’) as at Monday 31 December 2007 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in this financial report as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2(i)).
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
(c) Segment reporting
A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
(iii) Group companies The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Revenue is recognised for the major business activities as follows:
Construction contracts
Construction revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(e) Revenue recognition (continued)
Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(h) Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 25(b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 25(a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
(i) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2(q)(i)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(j) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
(k) Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(l) Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the income statement.
(m) Investments and other financial assets
Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 11 and 12).
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.
(iv) Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or that are not classified as any of the preceding categories. After initial recognition available-for-sale assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the asset is determined to be impaired, at which point time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(m) Investments and other financial assets (continued)
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.
Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.
Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.
Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on instruments classified as available-for-sale are not reversed through the income statement.
(n) Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(o) Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
(p) Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Machinery	5 – 10 years
- Furniture, fittings and equipment	2 – 5 years
- Leasehold improvements	3 years
- Leased plant and equipment	1 – 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
(q) Intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(q) Intangible assets (continued)
(ii) Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
(iii) Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2007 or 2006.
(r) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(s) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
(t) Borrowing costs
Borrowing costs are expensed as incurred.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(u) Provisions
Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
(v) Employee benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31.
The fair value of options granted under the Metal Storm Limited Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
(iv) Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. No post employment benefits are provided to employees in the United States.
(w) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
2. Summary of significant accounting policies (continued)
(x) Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(y) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2007 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.
(i) AASB 8 Operating Segments and 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 and 2007-3.
AASB 8 and 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.
(ii) Revised AASB 123 Borrowing Costs and 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12].
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and — when adopted — will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group.
(iii) AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
AASB-I 14 will be effective for annual reporting periods commencing on or after 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. None of the Group’s defined benefit plans are subject to minimum funding requirements and none of them is in a surplus position. The Group will apply AASB-I 14 from 1 July 2008, but it is not expected to have any impact on the Group’s financial statements.
(iv) Revised 101 Presentation of Financial Statements and 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
3. Financial risk management
The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group.
The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, available-for-sale financial assets, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
(a) Market risk
(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balance denominated in foreign currencies. Where practicable the Group will denominate is loans and receivables in Australian dollars.
At balance date the Group had cash balances equivalent to A$349,524 (2006: A$14,404), receivables equivalent to A$1,042,793 (2006: A$241,999) and payables equivalent A$93,082 (2006: A$139,235) to denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2006: all nil).
During 2007, had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the groups net loss would have been $130,998 higher/lower (2006: $294,140 higher/lower) and equity would have been $115,234 higher/lower (2006: $307,651 higher, $274,809 lower) mainly as a result of the translation of foreign subsidiaries financial statements in to the functional and reporting currency of the parent.
The parent’s net loss and equity would remain unchanged.
(ii) Fair value interest rate risk
The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk.
The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At balance date the Group held deposits with a face value of $15,727,548 (2006: $25,830,267) and interest bearing loans of $21,100,652 ($27,191,463). The Company held deposits with a face value of $15,378,024 (2006: $25,815,416) and interest bearing loans of $21,075,896 ($27,191,463).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every from 1 to 3 months. All interest bearing loans are at fixed rates.
During 2007, had interest rates risen/fallen proportionately by 10% on their actual 2007 levels with all other variables remaining constant, the Group’s net loss would have been $148,946 lower/higher (2006: $83,411) and the equity would have been $148,946 higher/lower (2006: $83,411).
(iii) Price risk of available-for-sale financial assets
The Company and Group hold Floating Rate Note investments where performance is linked to a credit portfolio with a ‘AA’ risk rating. The valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As at 31 December 2007 these investments had a face value of $1,000,000 (2006: $2,000,000) and a fair value based on market conditions of $779,200 ($2,002,080 at 31 December 2006). A 10% change in the market value of the investments would have increased/decreased the value of the investment by $22,288 (2006: $3,458), decreasing/increasing the group loss and equity by the same amount.
At balance date the Company’s and Group’s expose to price risk was $779,200 (2006: $2,002,080).

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
3. Financial risk management (continued)
(a) Market risk (continued)
Sensitivity of loss to market risk (2007)

	Increase in	Decrease in	Increase in	Decrease in
Risk Factor	Group Loss	Group Loss	Parent Loss	Parent Loss
2007 actual loss	(9,998,150)	(9,998,150)	(10,806,695)	(10,806,695)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)	(10,977,929)	(10,635,461)

Sensitivity of shareholders deficiency to market risk (2007)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Parent	Parent
Risk Factor	Deficiency	Deficiency	Deficiency	Deficiency
2007 actual shareholders deficiency	(3,307,570)	(3,307,570)	(3,333,703)	(3,333,703)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(115,234)	115,234	—	—
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288

2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,594,038)	(3,021,102)	(3,504,937)	(3,162,469)

Sensitivity of loss to market risk (2006)

	Increase in	Decrease in	Increase in	Decrease in
Risk Factor	Group Loss	Group Loss	Parent Loss	Parent Loss
2006 actual loss	(15,337,010)	(15,337,010)	(14,943,789)	(14,943,789)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(294,140)	294,140	—	—
(ii) Interest rate increase/(decrease) by 10%	(83,411)	83,411	(83,411)	83,411
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	—	—	—	—

2006 loss after adjusting for market risk sensitivity factors	(15,714,561)	(14,959,459)	(15,027,200)	(14,860,378)

Sensitivity of shareholders equity to market risk (2006)

	Decrease	Increase in	Decrease in	Increase in
	Group	Group	Parent	Parent
Risk Factor	Equity	Equity	Equity	Equity
2006 actual shareholders equity	1,097,332	1,097,332	1,895,757	1,895,757
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(274,809)	307,651	—	—
(ii) Interest rate increase/(decrease) by 10%	(83,411)	83,411	(83,411)	83,411
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(3,458)	3,458	(3,458)	3,458

2006 total shareholders equity after adjusting for market risk sensitivity factors	735,654	1,491,852	1,808,888	1,982,626

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
3. Financial risk management (continued)
(b) Credit risk
Credit risk arises from deposits with banks and financial institutions as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘AA’ are accepted. Exposure is limited to the carrying value of these instruments.
At balance date the Group had receivables of $2,211,933 (2006: $1,021,409). The Company had receivables of $942,204 (2006: $749,463).
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. All recognised contract revenues for 2007 were from Government agencies.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio.
At balance date, no customers were outside terms.
(c) Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.
Group

		Later than one
		month and not	Later than three	Later than one
	Not later than one	later than three	months and not	year and not later
Financial liability	month	months	later than one year	than five years
2007
Payables	390,737	887,426	—	—
Finance Leases	7,052	14,104	63,470	232,487
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	434,254	1,486,863	1,721,332	22,141,196

2006
Payables	394,933	927,109	—	—
Finance Leases	6,378	12,755	57,400	286,075
Convertible Notes	—	656,706	2,006,602	31,076,791
Loan	43,156	86,312	129,469	—

Total	444,467	1,682,882	2,193,471	31,362,866

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
3. Financial risk management (continued)
(c) Liquidity risk (continued)
Company

		Later than one
		month and not	Later than three	Later than one
	Not later than one	later than three	months and not	year and not later
Financial liability	month	months	later than one year	than five years
2007
Payables	374,441	810,640	—	—
Finance Leases	6,351	12,701	57,155	209,213
Convertible Notes	—	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	—

Total	417,257	1,408,674	1,715,017	22,117,922

2006
Payables	256,209	895,598	—	—
Finance Leases	6,378	12,755	57,400	286,075
Convertible Notes	—	656,706	2,006,602	31,076,791
Loan	43,156	86,312	129,469	—

Total	305,743	1,651,371	2,193,471	31,362,866

Refer note 9 for further details on the Trust Deed minimum cash levels.
There is no material difference between the fair value and the carrying value of receivables and payables.
(d) Fair value estimation
Refer note 2(o) for further information.
4. Critical accounting estimates and judgements
(a) Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. See note 31.
(b) Embedded derivatives and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in note 31.
(c) Available-for-sale financial assets
The fair value of available-for-sale financial investments is estimated with reference to the credit spreads of the companies referenced in the underlying portfolio and the correlation between all companies referenced in the portfolio.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
4. Critical accounting estimates and judgements (continued)
(d) Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5. Segment information
(a) Description of segments
The group’s primary financial reporting format is Geographic segments. The Group operates in the research and development of ballistic technology in Australia and the United States.
Australia
The home country of the parent entity where the majority of research and development work is carried out.
United States
The home country of the Group’s subsidiaries.
(b) Geographical segments

		United
	Australia	States	Consolidated
	$	$	$
2007

Segment revenue
Total segment revenue	1,192	1,874,802	1,875,994
Unallocated revenue / interest income			1,329,387

Consolidated revenue			3,205,381

Segment result
Segment result	(11,848,335)	(1,383,714)	(13,232,049)
Intersegment elimination			2,192,259
Unallocated revenue less unallocated expenses			1,041,640

Loss before income tax			(9,998,150)

Segment assets and liabilities
Segment assets	17,070,834	1,720,363	18,791,197
Intersegment elimination			(2,920)
Unallocated assets			—

Total assets			18,788,277

Segment liabilities	20,404,537	20,454,240	40,858,777
Intersegment elimination			(18,762,930)
Unallocated liabilities			—

Total liabilities			22,095,847

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	192,604	50,282	242,886
Unallocated			—

Total Acquisitions			251,444

Depreciation and amortisation expense	170,113	71,918	242,031
Unallocated			—

Total depreciation and amortisation			242,031

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
5. Segment information (continued)
(b) Geographical segments (continued)

		United
	Australia	States	Consolidated
	$	$	$
Segment cash flow information
Net cash flows from operating activities	(11,592,912)	337,016	(11,255,896)
Net cash flows from investing activities	2,240,048	(25,617)	2,214,431
Net cash flows from financing activities	(84,528)	24,756	(59,772)

2006

Segment revenue
Total segment revenue	—	1,581,030	1,581,030
Unallocated revenue / interest income			758,280

Consolidated revenue			2,339,310

Segment result
Segment result	(14,531,217)	(2,943,817)	(17,475,034)
Intersegment elimination			2,550,596
Unallocated revenue less unallocated expenses			(412,572)

Loss before income tax			(15,337,010)

Segment assets and liabilities
Segment assets	27,550,373	585,854	28,136,227
Intersegment elimination			(280,146)
Unallocated assets			—

Total assets			27,856,081

Segment liabilities	25,654,616	18,271,383	43,925,999
Intersegment elimination			(17,167,250)
Unallocated liabilities			—

Total liabilities			26,758,749

Other segment information
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	881,351	80,146	961,497
Unallocated			—

Total Acquisitions			961,497

Depreciation and amortisation expense	78,059	106,778	184,837
Unallocated			—

Total depreciation and amortisation			184,837

Segment cash flow information
Net cash flows from operating activities	(6,510,489)	(1,442,822)	(7,953,311)
Net cash flows from investing activities	2,670,027	(66,131)	2,603,896
Net cash flows from financing activities	28,543,821	—	28,543,821
(c) Notes to and forming part of the segment information
(i) Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 and AASB 114 Segment Reporting.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
5. Segment information (continued)
(c) Notes to and forming part of the segment information (continued)
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.
(ii) Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an ''arm’s-length’’ basis and are eliminated on consolidation.
6. Revenue

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Contract Revenue	1,847,399	1,581,030	—	—
Interest Revenue	1,354,048	758,280	1,329,387	756,781
Other	3,934	—	1,192	—

	3,205,381	2,339,310	1,330,579	756,781

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Employee expenses
Wages and salaries	(3,531,444)	(4,248,051)	(1,956,228)	(1,838,326)
Termination benefits	(47,581)	(319,950)	(47,581)	(15,810)
Superannuation	(161.904)	(134,766)	(161,904)	(134,766)
Share-based payments	(136,549)	(327,938)	(136,549)	(327,938)
Directors fees	(297,608)	(412,572)	(287,747)	(412,572)
Other	(173,502)	(38,657)	(169,805)	(38,657)

Total employee expenses	(4,348,588)	(5,481,934)	(2,759,814)	(2,768,069)

Finance costs
Interest expense	(2,184,507)	(962,751)	(2,184,507)	(962,751)
Transaction cost amortisation	(865,465)	(288,488)	(865,465)	(288,488)
Accretion expense	(1,884,443)	(464,774)	(1,884,443)	(464,774)
Amortisation of options for short term loan	—	(467,000)	—	(467,000)

Total finance costs	(4,934,415)	(2,183,013)	(4,934,415)	(2,183,013)

Depreciation and Amortisation
Depreciation	(168,974)	(109,248)	(137,372)	(65,301)
Amortisation	(80,522)	(75,589)	(32,017)	(12,758)

Total depreciation and amortisation	(249,496)	(184,837)	(169,389)	(78,059)

Lease payments
Operating lease payments	(449,439)	(590,197)	(192,346)	(306,983)

Total lease payments	(449,439)	(590,197)	(192,346)	(306,983)

Impairment expense
Impairment of floating rate notes	(220,800)	—	(220,800)	—
Impairment of intercompany receivable	—	—	(1,797,973)	(2,314,504)

	(220,800)	—	(2,018,773)	(2,314,504)

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
8. Income tax
(a) Income tax expense

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Current tax	(2,976,306)	(2,300,203)	(2,680,370)	(1,514,718)
Deferred tax	81,032	(64,275)	(457,467)	(756,475)

Deferred tax assets not recognised	2,895,274	2,364,478	3,137,837	2,271,193

	—	—	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(9,998,150)	(15,337,010)	(10,806,695))	(14,943,789)

Tax at the Australia tax rate of 30% (2006:30%)	(2,999,445)	(4,601,103)	(3,242,009)	(4,483,137)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	297,809	269,897	297,809	269,897
Research and development grant received	(117,086)	(102,632)	(117,086)	(102,632)
Entertainment	873	2,131	873	2,131
Fair value movement in embedded derivative	(726,416)	636,416	(726,416)	636,416
Non-deductible interest expense	51,664	—	51,664	—
Option costs expensed — employees	40,965	133,922	40,965	133,922
Option costs expensed — Harmony Capital	—	111,900	—	111,900
Borrowing costs accretion	564,738	367,240	564,738	367,240
Other	(8,376)	817,751	(8,375)	793,070

	(2,895,274)	(2,364,478)	(3,137,837)	(2,271,193)

Deferred tax assets not recognised	2,895,274	2,364,478	3,137,837	2,271,193

Income tax expense	—	—	—	—

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
8. Income tax (continued)
(c) Unrecognised temporary differences
(i) Temporary differences for which deferred tax assets or deferred liabilities have not been recognised.

	Consoldiated		Company
	2007	2006	2007	2006
	$	$	$	$
Sundry creditors and accruals	46,300	46,197	46,300	46,197
Employee entitlements	118,800	133,297	99,043	99,807
Asset retirement obligation	29,207	27,790	19,060	17,077
Deferred rent	68,267	77,950	5,833	2,897
S40-880 costs	866,140	1,193,090	866,140	1,193,090
Patent costs	3,870,873	3,562,600	3,870,873	3,562,600
Unrealised foreign exchange differences	29,903	236,093	—	236,093
Losses available for offset against future income	58,635,673	48,714,653	41,312,504	32,377,937

Gross deferred income tax assets	63,665,163	53,991,670	46,219,754	37,433,157
Deferred tax liabilities Interest receivable on available-for-sale financial assets	(1,400)	(102,540)	(1,400)	(102,540)

Deferred tax assets not recognisable	63,663,763	53,889,130	46,218,354	37,433,157

Potential tax benefit @ 30%	19,099,129	16,166,739	13,865,506	11,229,947

(ii) Temporary differences for which deferred tax assets or deferred liabilities have not been recognised in relation to potential capital loss items.

Provision – investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	18,687,993	16,890,023
Fair value movement in Available-for-sale financial assets	—	2,080	—	2,080
Impairment — Available-for-sale financial assets	220,800	—	220,800	—

Deferred tax assets not recognisable	2,138,187	1,919,467	20,826,180	18,809,490

(d) Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carryforwards:

	2007	2006
	$	$
Australian tax losses	40,579,789	32,377,936
United States federal net operating loss carryforwards	14,651,197	15,407,871
United States state net operating loss carryforwards	11,031,293	11,417,007

Australian tax losses are available indefinitely for offset against future taxable profits subject to satisfying the relevant income tax loss carry forward rules.
The U.S. federal and state net operating loss carryforwards expire at various dates through 2026 and 2011, respectively.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
9. Current assets — Cash and cash equivalents

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Cash at bank and on hand	1,727,548	1,097,448	1,378,024	1,082,597
Short term deposits	13,000,000	22,732,819	13,000,000	22,732,819

	14,727,548	23,830,267	14,378,024	23,815,416

(a) Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates.
(b) Short term deposits
These deposits have terms of less than 3 months and are bearing floating interest rates at commercial rates.
(c) Trust Deed minimum cash levels
Under the terms of the Trust Deed the total amount of cash held in the Group’s bank accounts and in marketable securities must not fall below the following minimum cash levels:

Period to:	31 Dec 2006	30 Jun 2007	31 Dec 2007	30 Jun 2008	31 Dec 2008
Minimum balance	$22.5m	$19.5m	$15.0m	$12.5m	$7.5m
Available-for-sale financial investments are included as marketable securities.
10. Current assets — Available-for-sale financial investments

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Floating rate notes:
Opening fair value	2,002,080	5,056,140	2,002,080	5,056,140
Disposal of investments	(1,000,000)	(3,019,480)	(1,000,000)	(3,019,480)
Fair value adjustments	—	(34,580)	—	(34,580)
Impairment loss	(222,880)	—	(222,880)	—

Closing Fair Value	779,200	2,002,080	779,200	2,002,080

These securities have a maturity date ranging from one to eight years from the issue date. All securities at closing date were issued in May 2006. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice.
11. Current assets — Trade and other receivables

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Trade receivables	762,625	154,321	—	—
Other receivables	4,144	120,013	4,144	120,013
Goods and services tax recoverable	65,576	46,061	65,576	46,061
Interest receivable	1,400	102,540	1,400	102,540
Research and development tax concession receivable	390,286	—	390,286	—
Prepayments	339,187	350,195	317,363	349,913

	1,563,218	773,130	778,769	618,527

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
11. Current assets – Trade and other receivables (continued)
The creation and release of the provision for impaired receivables has been included in ‘administrative expenses’ in the income statement. There were no allowance accounts in operation during 2007.
The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
12. Non-current assets – Trade and other receivables

		Consolidated		Company
		2007	2006	2007	2006
		$	$	$	$
Trade receivables	(i)	480,145	—	—	—
Security deposits	(ii)	507,757	510,795	480,798	480,849
Related party receivables:
Due from controlled entities	(iii)	—	—	15,882,445	13,690,185
Provision for impairment		—	—	(15,882,445)	(13,690,185)
Due from whole owned entities	(iii)	—	—	2,367,731	2,687,084
Provision for impairment		—	—	(2,367,731)	(2,687,084)

		987,902	510,795	480,798	480,849

(i) Due at various intervals from January 2009 to June 2009.
(ii) Represents restricted cash deposits held as security for operating and finance lease commitments.
(iii) No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.
13. Non-current assets — Property, plant and equipment
Consolidated

			Leased
	Leasehold	Plant and	plant and
	improvements	equipment	equipment	Total
	$	$	$	$
At 1 January 2006
Cost	63,384	492,216	—	555,600
Accumulated depreciation	(43,314)	(280,657)	—	(323,971)

Net book amount	20,070	211,559	—	231,629

Year ended 31 December 2006
Opening net book amount	20,070	211,559	—	231,629
Additions	183,629	334,490	306,180	824,299
Disposals	(73,173)	(245,522)		(318,695)
Depreciation charge	(30,459)	(78,789)	—	(109,248)

Closing net book amount	100,067	221,738	306,180	627,985

At 1 January 2007
Cost	113,903	467,786	306,180	887,869
Accumulated depreciation	(13,836)	(246,048)	—	(259,884)

Net book amount	100,067	221,738	306,180	627,985

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
13. Non-current assets – Property, plant and equipment (continued)

			Leased
	Leasehold	Plant and	plant and
	improvements	equipment	equipment	Total
	$	$	$	$
Year ended 31 December 2007
Opening net book amount	100,067	221,738	306,180	627,985
Additions	81,588	91,058	27,393	200,039
Disposals	(117)	(2,673)	—	(2,790)
Depreciation charge	(49,830)	(85,932)	(33,212)	(168,974)

Closing net book amount	131,708	224,191	300,361	656,260

At 31 December 2007
Cost	188,536	556,170	333,573	1,078,279
Accumulated depreciation	(56,828)	(331,979)	(33,212)	(422,019)

Net book amount	131,708	224,191	300,361	656,260

Parent

At 1 January 2006
Cost	57,224	298,107	—	355,331
Accumulated depreciation	(39,512)	(193,288)	—	(232,800)

Net book amount	17,712	104,819	—	122,531

Year ended 31 December 2006
Opening net book amount	17,712	104,819	—	122,531
Additions	183,629	333,054	306,180	822,863
Disposals	(72,660)	(232,476)	—	(305,136)
Depreciation charge	(29,346)	(35,955)	—	(65,301)

Closing net book amount	99,335	169,442	306,180	574,957

At 1 January 2007
Cost	106,949	295,033	306,180	708,162
Accumulated depreciation	(7,614)	(125,591)	—	(133,205)

Net book amount	99,335	169,442	306,180	574,957

Year ended 31 December 2007
Opening net book amount	99,335	169,442	306,180	574,957
Additions	81,588	82,764	—	164,352
Disposals	—	(2,673)	—	(2,673)
Depreciation charge	(49,215)	(57,533)	(30,624)	(137,372)

Closing net book amount	131,708	192,000	275,556	599,264

At 31 December 2007
Cost	188,536	375,125	306,180	869,841
Accumulated depreciation	(56,828)	(183,125)	(30,624)	(270,577)

Net book amount	131,708	192,000	275,556	599,264

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
14. Non-current assets – Intangible assets

	Software	Goodwill	Total
Consolidated	$	$	$
At 1 January 2006
Cost	122,889	1,861,726	1,984,615
Accumulated amortisation	(70,951)	(27,574)	(98,525)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	51,938	—	51,938

Year ended 31 December 2006
Opening net book amount	51,938	—	51,938
Additions	137,197	—	137,197
Disposals	(1,722)	—	(1,722)
Amortisation charge	(75,589)	—	(75,589)

Closing net book amount	111,824	—	111,824

At 1 January 2007
Cost	211,204	1,861,726	2,072,930
Accumulated amortisation	(99,380)	(27,574)	(126,954)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	111,824	—	111,824

Year ended 31 December 2007
Opening net book amount	111,824	—	111,824
Additions	42,847	—	42,847
Amortisation charge	(80,522)	—	(80,522)

Closing net book amount	74,149	—	74,149

At 31 December 2007
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

	Software	Goodwill	Total
Parent	$	$	$
At 1 January 2006
Cost	51,432	—	51,432
Accumulated amortisation	(39,816)	—	(39,816)

Net book amount	11,616	—	11,616

Year ended 31 December 2006
Opening net book amount	11,616	—	11,616
Additions	58,488	—	58,488
Disposals	(1,722)	—	(1,722)
Amortisation charge	(12,758)	—	(12,758)

Closing net book amount	55,624	—	55,624

At 1 January 2007
Cost	61,038		61,038
Accumulated amortisation	(5,414)	—	(5,414)

Net book amount	55,624	—	55,624

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
14. Non-current assets – Intangible assets (continued)

	Software	Goodwill	Total
	$	$	$
Year ended 31 December 2007
Opening net book amount	55,624	—	55,624
Additions	28,252	—	28,252
Amortisation charge	(32,017)	—	(32,017)

Closing net book amount	51,859	—	51,859

At 31 December 2007
Cost	89,290	—	89,290
Accumulated amortisation	(37,431)	—	(37,431)

Net book amount	51,859	—	51,859

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2(q)(ii).
15. Current liabilities — Trade and other payables

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Trade payables	228,679	272,627	212,383	133,392
Deferred revenue	1,326,985	620,483	—	—
Other payables	1,013,648	1,011,203	936,863	1,011,203

	2,569,312	1,904,313	1,149,246	1,144,595

Related party payables:
Directors fees payable*	35,833	38,212	35,833	38,212

	2,605,145	1,942,525	1,185,079	1,182,807

*	Refer note 23(f) for further details.
16. Current liabilities — Conversion derivative

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Balance at beginning of year	10,811,057	—	10,811,057	—
Initial Notional Value of Derivative on 1 September 2006	—	6,584,036	—	6,584,036
Conversion of convertible notes to shares	(2,425,876)	(242,021)	(2,425,876)	(242,021)
Fair value movement	(2,421,388)	4,469,042	(2,421,388)	4,469,042

Balance at end of year	5,963,793	10,811,057	5,963,793	10,811,057

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
17. Current liabilities – Interest bearing loans and borrowings

		Consolidated		Company
		2007	2006	2007	2006
		$	$	$	$
Obligations under finance leases	(i)	63,907	50,335	58,210	50,335
Convertible notes	(ii)	12,664,510	12,926,837	12,664,510	12,926,837
Other loan	(iii)	213,030	252,204	213,030	252,204

		12,941,447	13,229,376	12,935,750	13,229,376

(i) Secured, matures 2008. See note 19 for non-current details.
(ii) Unsecured, matures 2009.
(iii) Unsecured, matures 2008.
Convertible Notes
The parent entity issued 203,703,704 10% convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
At the maturity date (1 September 2009), the Company must repay the face value of A$0.135 to the Note Holders, unless the Note Holders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 cents per share, and 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date. Note Holders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Balance at beginning of year	12,926,837	—	12,926,837	—
Fair value of new issues	—	12,579,524	—	12,579,524
Accretion expense	1,882,440	460,955	1,882,440	460,955
Transaction cost amortisation	865,465	288,488 *	865,465	288,488 *
Conversion of convertible notes to shares	(3,010,233)	(402,130)	(3,010,233)	(402,130)

Balance at end of year	12,664,510	12,926,837	12,664,510	12,926,837

	Consolidated		Company
	2007	2006	2007	2006
	Number	Number	Number	Number
Balance at beginning of year	197,282,070	—	197,282,070	—
New issues	—	203,703,704	—	203,703,704
Conversion of convertible notes to shares	(44,625,186)	(6,421,634)	(44,625,186)	(6,421,634)

Balance at end of year	152,656,884	197,282,070	152,656,884	197,282,070

*	As revised per change in policy refer note 2(a)

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
18. Current liabilities — Provisions

		Onerous
		Lease
	Make Good	Contracts	Payroll	Total
	$	$	$	$
2007
Consolidated
Carrying amount at 1 January 2007	27,790	171,248	242,959	441,997

Additional provisions recognised	—	—	161,328	161,328
Amounts used during the year	—	—	(264,579)	(264,579)
Bonus not paid	—	—	(20,909)	(20,909)
Foreign Exchange movements	(568)	(17,091)	—	(17,659)
Unwinding and discount rate adjustment	1,983	—	—	1,983

Carrying amount at 31 December 2007	29,205	154,157	118,799	302,161

Parent

Carrying amount at 1 January 2007	17,078	—	155,555	172,633
Additional provisions recognised	—	—	63,440	63,440
Amounts used during the year	—	—	(119,951)	(119,951)
Unwinding and discount rate adjustment	1,983	—	—	1,983

Carrying amount at 31 December 2007	19,061	—	99,044	118,105

Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a pre-tax discount rate of 11.035%.
Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
19. Non-current liabilities — Interest bearing loans and borrowings

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Obligations under finance leases	215,036	255,845	195,977	255,845

	215,036	255,845	195,977	255,845

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see note 12.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
20. Contributed equity

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Ordinary shares — issued and fully paid	65,428,400	59,985,634	65,428,400	59,985,634

Movement in ordinary share capital

			Number of	Issue	Value
Date	Details	Note	shares	price	$
01/01/2006	Opening Balance		521,970,978		56,559,039
21/02/2006	Settle employee bonus		89,396	$0.280	25,031
22/05/2006	Shares issued through plan	(i)	22,648,691	$0.133	3,010,000
22/05/2006	Transaction costs on share issue	(i)			(268,696)
19/09/2006	Exercise listed options	(ii)	23,249	$0.150	3,487
20/09/2006	Exercise listed options	(ii)	561	$0.150	84
21/09/2006	Exercise listed options	(ii)	431	$0.150	65
26/09/2006	Exercise listed options	(ii)	1,870	$0.150	281
28/09/2006	Exercise listed options	(ii)	6,315	$0.150	947
29/09/2006	Exercise listed options	(ii)	3,220	$0.150	483
02/10/2006	Conversion of notes	(iii)	7,881,096	$0.110	652,575
05/10/2006	Exercise listed options	(ii)	982	$0.150	147
09/10/2006	Exercise listed options	(ii)	328	$0.150	49
16/10/2006	Exercise listed options	(ii)	113	$0.150	17
25/10/2006	Exercise listed options	(ii)	1,870	$0.150	281
03/11/2006	Exercise listed options	(ii)	12,292	$0.150	1,844

31/12/2006	Closing Balance		552,641,394		59,985,634

04/01/2007	Exercise listed options	(ii)	758	$0.150	119
04/01/2007	Conversion of notes	(iii)	1,706,709	$0.135	205,359
16/01/2007	Exercise listed options	(ii)	12,173	$0.150	1,826
16/01/2007	Conversion of notes	(iii)	14,518,842	$0.135	1,746,974
17/01/2007	Conversion of notes	(iii)	14,000,000	$0.135	1,684,545
19/01/2007	Exercise listed options	(ii)	10,983	$0.150	1,647
24/01/2007	Exercise listed options	(ii)	3,127	$0.150	469
08/03/2007	Exercise listed options	(ii)	4,684	$0.150	703
14/03/2007	Exercise listed options	(ii)	7,760	$0.150	1,164
01/04/2007	Conversion of notes	(iii)	4,807,843	$0.135	595,354
19/04/2007	Exercise listed options	(ii)	850	$0.150	128
29/05/2007	Exercise listed options	(ii)	603	$0.150	90
14/06/2007	Conversion of notes	(iii)	8,775,000	$0.120	986,406
26/06/2007	Exercise listed options	(ii)	3,188	$0.150	478
01/07/2007	Conversion of notes	(iii)	136,913	$0.120	14,246
25/07/2007	Exercise listed options	(ii)	94	$0.150	14
01/10/2007	Conversion of notes	(iii)	2,049,658	$0.110	203,244

31/12/2007	Closing Balance		598,680,579		65,428,400

(i)	New share issue for cash under a Share Purchase Plan as part of a capital raising plan.

(ii)	Issued under the 2006 Renounceable Rights Issue Prospectus.

(iii)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
20. Contributed equity (continued)
Movement in Listed Options

Details	Note		Number of options
At 1 January 2006			—
Issued under Renounceable Rights Issue	(i	)	101,852,055
Issued as payment for transactions costs	(i	)	65,000,000
Issued as payment for Facilitation Agreement			10,000,000
Exercise of options			(51,231)

At 31 December 2006			176,800,824
Exercise of options			(44,220)

At 31 December 2007			176,756,604

(i)	Issued under the terms of the 28 July 2006 Renounceable Rights Issue Prospectus.
21. Reserves

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Unlisted option reserve	2,221,417	2,084,868	2,221,417	2,084,868
Listed option reserve	6,893,566	6,893,566	6,893,566	6,893,566
Revaluation reserve	—	2,080	—	2,080
Accumulated translation reserve	(68,559)	(84,572)	—	—

	9,046,424	8,895,942	9,114,983	8,980,514

Movements:

Unlisted option reserve
Balance at 1 January	2,084,868	1,726,182	2,084,868	1,726,182
New Issues	—	—	—	—
Expenses recognised	136,549	358,686	136,549	358,686

Balance at 31 December	2,221,417	2,084,868	2,221,417	2,084,868

Listed option reserve
Balance at 1 January		6,893,566	—	6,893,566
Attached options issued on allotment of renounceable rights issue	—	4,379,638	—	4,379,638
Option issue costs	—	(748,072)	—	(748,072)
Options paid as fees to Harmony	—	3,262,000	—	3,262,000

Balance at 31 December	6,893,566	6,893,566	6,893,566	6,893,566

Revaluation reserve
Balance at 1 January	2,080	36,660	2,080	36,660
Net gains on available-for-sale financial assets	—	(34,580)	—	(34,580)
Realised gains	(1,040)	—	(1,040)	—
Net movement on revaluation	(1,040)	—	(1,040)	—

Balance at 31 December	—	2,080	—	2,080

Accumulated translation reserve
Balance at 1 January	(84,572)	(94,785)	—	—
Currency translation differences	16,013	10,213	—	—

Balance at 31 December	(68,559)	(84,572)	—	—

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
21. Reserves (continued)
Nature and purpose of reserves
Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees and consultants.
Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
Revaluation reserve
The bond reserve is used to record the unrealised gain or loss on available-for-sale financial investments.
Accumulated translation reserve
The accumulated translation reserve is used to record the unrealised exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
22. Accumulated losses

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Balance at 1 January	(67,784,244)	(52,447,234)	(67,070,391)	(52,126,602)
Net loss	(9,998,150)	(15,337,010)	(10,806,695)	(14,943,789)

Balance at 31 December	(77,782,394)	(67,784,244)	(77,877,086)	(67,070,391)

23. Key management personnel disclosures
(a) Directors
The following persons were directors of Metal Storm Limited during the financial year:

T J O’Dwyer	Chairman
L J Finniear	Managing Director (appointed 24 May 2007),
Chief Executive Officer (appointed 19 February 2007)
B S McComish	Non-executive Director (resigned 8 March 2007)
J M Crunk	Non-executive Director
P D Jonson	Non-executive Director
J R Nicholls	Non-executive Director
All of the above persons were also Directors during the year ended 31 December 2006, except for L J Finniear who commenced employment with the Group on 19 February 2007.
W A Downing, D A Smith and D L Alspach were directors for part of the year ended 31 December 2006.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
23. Key management personnel disclosures (continued)
(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited
B I Farmer	Chief Financial Officer (from 17 August 2007)	Metal Storm Limited
P D Faulkner	Senior VP – Director US Operations	Metal Storm Inc
J Cronin	Managing Engineer	Metal Storm Limited
J D MacDonald	Chief Financial Officer (resigned 13 April 2007)	Metal Storm Limited
G L Bergeron III	Chief Technical Officer (resigned 31 January 2007)	Metal Storm Inc
All of the above persons were also key management persons during the year ended 31 December 2006, except for P R Wetzig who commenced employment with the Group on 16 April 2007 and B I Farmer who was appointed CFO on 17 August 2007.
I A Gillespie — Chief Operating Officer and J C Chehansky – Senior VP Business Development were key management persons for part of the year ended 31 December 2006.
(c) Key management personnel compensation

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Short-term employee benefits	1,305,045	2,111,346	1,023,183	1,278,546
Post-employment benefits	56,205	75,907	56,205	75,907
Termination benefits	—	304,140	—	—
Share-based payments	99,923	263,085	89,700	214,117

	1,461,173	2,754,478	1,169,088	1,568,570

The company has taken advantage of the relief provided by the Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information can be found in the remuneration report on pages 25 to 35 of the Director’s report.
(d) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found at table 3 of the remuneration report on pages 33 to 34.
(ii) Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
23. Key management personnel disclosures (continued)
(d) Equity instrument disclosures relating to key management personnel (continued)
2007

	Balance at			Balance at
	start of the	Granted as		end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	—	1,000,000	—	1,000,000	500,000	500,000
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
B S McComish	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
J Cronin	200,000	—	—	200,000	200,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—

	1,183,819	1,000,000	—	2,183,819	1,683,819	500,000

All vested options are exercisable at the end of the year.
2006

	Balance at			Balance at
	start of the	Granted as		end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested
Directors
T J O’Dwyer	—	—	33,819	33,819	33,819	—
W A Downing	3,400,000	490,000	—	3,890,000	1,390,000	2,500,000
D A Smith	—	625,000	—	625,000	625,000	—
D L Alspach	1,350,000	450,000	—	1,800,000	1,800,000	—
B S McComish	—	—	—	—	—	—
J M Crunk	—	—	—	—	—	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—

Other key management personnel of the group
I A Gillespie	1,100,000	—	—	1,100,000	1,100,000	—
J D MacDonald	500,000	—	—	500,000	500,000	—
G L Bergeron III	250,000	—	—	250,000	250,000	—
P D Faulkner	—	200,000	—	200,000	125,000	75,000
J Cronin	200,000	—	—	200,000	200,000	—
J C Chahansky	—	75,000	—	75,000	75,000	—

	6,800,000	1,840,000	33,819	8,673,819	6,098,819	2,575,000

(iii) Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
23. Key management personnel disclosures (continued)
(d) Equity instrument disclosures relating to key management personnel (continued)
2007

	Balance at	Changes	Balance at
	start of the	during the	end of the
Name	year	year	year
Directors
T J O’Dwyer	180,855	—	180,855
L Finniear	—	—	—
J M Crunk	—	—	—
P D Jonson	340,000	—	340,000
J R Nicholls	—	—	—
B S McComish	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J D MacDonald	—	—	—
G L Bergeron III	—	—	—

	520,855	—	520,855

2006

	Balance at	Changes	Balance at
	start of the	during the	end of the
Name	year	year	year
Directors
T J O’Dwyer	63,611	117,244	180,855
W A Downing	500,000	—	500,000
D A Smith	—	—	—
D L Alspach	—	—	—
B S McComish	—	—	—
J M Crunk	—	—	—
P D Jonson	—	340,000	340,000
J R Nicholls	—	—	—

Other key management personnel of the group
I A Gillespie	—	89,396	89,396
J D MacDonald	—	—	—
G L Bergeron III	—	—	—
P D Faulkner	—	—	—
J Cronin	—	—	—
J C Chahansky	—	—	—

	563,611	546,640	1,110,251

(e) Loans to key management personnel
There were no loans to key management at 31 December 2007 or 31 December 2006.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
23. Key management personnel disclosures (continued)
(f) Other transactions and balances with key management personnel
Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2007	2006
	$	$
T J O’Dwyer	6,666	6,666
D L Alspach	—	15,000
B S McComish	—	1,667
J M Crunk	10,000	14,879
P D Jonson	15,000	—
J R Nicholls	4,167	—

	35,833	38,212

24. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practises and non-related firms:
(a) Audit Services

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
PricewaterhouseCoopers Audit and review of financial reports	332,000	—	332,000	—
Non-PricewaterhouseCoopers Audit and review of financial reports	353,458 (1)	387,550 (2)	353,458 (1)	290,000 (2)

	685,458	387,500	685,458	290,000

(1)	Relates to audit services performed during 2007 for the 2006 financial year.

(2)	Includes audit services performed during 2006 for the 2005 financial year plus some 2006 audit services.
(b) Non-audit Services

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
PricewaterhouseCoopers Non-audit services	—	—	—	—
Non-PricewaterhouseCoopers Non-audit services	—	132,726	—	41,926

	—	132,726	—	41,926

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
25. Commitments
(a) Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Within one year	443,858	459,785	195,278	195,460
After one year but not more than 5 years	476,093	966,503	113,806	309,357
More than 5 years	—	—	—	—

Total minimum lease payments	919,951	1,426,288	309,084	504,817

(b) Finance leases
The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of $300,361 (2006: $306,180). These leases contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to note 13, 17 and 19 for further details.
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2006
		Present		Present
	Minimum	value of	Minimum	value of
	lease	lease	lease	lease
	payments	payments	payments	payments
	$	$	$	$
Consolidated
Within one year	84,626	63,907	76,533	50,335
After one year but not more than 5 years	232,487	215,036	286,075	255,845

Total minimum lease payments	317,113	278,943	362,608	306,180
Less amounts representing finance charges	(38,170)	—	(56,428)	—

	278,943	278,943	306,180	306,180

Parent
Within one year	76,206	58,210	76,533	50,335
After one year but not more than 5 years	209,214	195,977	286,075	255,845

Total minimum lease payments	285,420	254,187	362,608	306,180
Less amounts representing finance charges	(31,233)	—	(56,428)	—

	254,187	254,187	306,180	306,180

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
26. Related party transactions
Inter-company loans
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2007 totalled $18,175,243. At 31 December 2006 these totalled $16,377,269. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $18,175,243.
The expense recorded in the financial statements of the Parent to 31 December 2007 was $1,797,973 and to 31 December 2006 was $2,314,504.
There have been no related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence, that require disclosure in the financial report under accounting standard AASB 124.
During the year Backwell Lombard Capital Ptd Ltd, of which T J O’Dwyer is a principal, were appointed to undertake consultancy work. As at 31 December 2007, no fees were paid or payable to Backwell Lombard Capital Pty Ltd. Subsequent to year end, services have been performed resulting in a fee payable of $30,000.
27. Subsidiaries

	Country of	Percentage of equity held by
	Incorporation	the Group		Investment
		2007	2006	2007	2006
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.
28. Events occurring after the balance sheet date
On 16 January, Metal Storm Limited announced that Metal Storm Inc had been awarded a contract by a major US Defence Company in relation to significant defense program. The contract is valued at approximately USD220,000 and the company believes it has further potential longer term.
On 22 February, Metal Storm Limited announced it had entered into a Collaboration Agreement with Singapore Technologies Kinetics (ST Kinetics) to take its 3GL three-shot grenade launcher and 40mm ammunition to manufacture. Under the terms of the Agreement, Metal Storm and ST Kinetics have agreed to collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration of weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.
On February 26, the Company received a $2,000,000 unsecured short term loan with commercial terms and conditions.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
29. Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Company
	2007	2006	2007	2006
	$	$	$	$
Net Loss	(9,998,150)	(15,337,010)	(10,806,695)	(14,943,789)
Adjustments for:
Depreciation and amortisation	249,496	184,837	169,389	78,059
Amortisation of options issued for short term loan	—	467,000	—	467,000
Accretion expense	1,884,443	757,866	1,884,443	757,866
Amortisation of transaction costs	865,465	—	865,465	—
Net loss on disposal of intangible assets	—	1,722	—	1,722
Foreign exchange differences	17,495	10,213	—	—
Impairment loss on receivables	—	—	1,797,973	1,801,749
Fair value of services paid for via issue of options	136,549	358,686	136,549	358,686
Fair value of services paid for via issue of shares	—	25,031	—	25,031
Fair value adjustment to conversion derivative	(2,421,388)	4,469,042	(2,421,388)	4,469,042
Fair value adjustment to available-for-sale assets	(2,080)	(34,580)	(2,080)	(34,580)
Impairment loss on available-for-sale assets	220,800	—	220,800	—
Interest received	(1,354,047)	(758,280)	(1,329,387)	(756,781)
Other	759	607	644	(1,039)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(1,379,346)	275,352	25,472	329,486
(Increase) / decrease in inventories	—	—	—	—
(Increase) / decrease in prepayments	11,009	459,917	32,551	418,007
(Decrease) / increase in trade and other payables	662,620	431,492	2,272	452,626
(Decrease) / increase in provisions	(139,836)	164,549	(54,528)	63,528
(Decrease) / increase in other current liabilities	(9,684)	570,245	2,935	2,898

Net cash used in operating activities	(11,255,896)	(7,953,311)	(9,475,585)	(6,510,489)

30. Earnings per share
(a) Basic and diluted earnings per share

	2007	2006
	$	$
Loss for the year	9,998,150	15,337,010

Basic and diluted earnings per share (cents per share)	(1.69)	(2.85)
(b) Weighted average number of shares used as the denominator

	2007 Number	2006 Number
Weighted average number of ordinary shares for basic and diluted earning per share	590,721,934	537,796,067

(c) Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2007 Number	2006 Number
Convertible notes	152,656,884	173,478,153
Listed options	176,756,604	176,800,824
Unlisted options	18,569,688	18,100,938

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
31. Share-based payments
(a) Employee share option plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.
(b) Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 28 to 30). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate – based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option – range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price – share price at grant date of the option.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
31. Share-based payments (continued)
(b) Options issued under the constitution (continued)
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2007		2006
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	18,100,938	0.31	15,463,938	0.30
Granted during the year	1,000,000	0.19	3,547,500	0.40
Expired during the year	(56,250)	0.54	(910,500)	0.57

Outstanding at the end of the year	19,044,688	0.30	18,100,938	0.31

Exercisable at the end of the year	13,207,188	0.41	12,013,438	0.42
No unlisted options were exercised during the period.

Metal Storm Limited
Notes to the financial statements
31 December 2007 (continued)
31. Share-based payments (continued)
(b) Options issued under the constitution (continued)
The outstanding balance at 31 December is represented by:

	Exercise Price	2007	2006
Expiry Date	$	Number	Number
06 February 2007	0.556	—	12,500
14 April 2007	0.556	—	12,500
14 September 2007	0.556	—	12,500
14 December 2007	0.556	—	12,500
31 December 2007	0.400	—	6,250
31 March 2008	0.556	12,500	12,500
04 June 2008	0.388	5,000	5,000
30 June 2008	0.556	12,500	12,500
30 September 2008	0.556	12,500	12,500
31 December 2008	0.556	12,500	12,500
14 January 2009	0.400	125,000	125,000
02 February 2009	0.400	100,000	100,000
16 February 2009	0.400	14,438	14,438
24 February 2009	0.400	81,250	81,250
10 March 2009	0.400	8,250	8,250
31 March 2009	0.400	62,500	62,500
05 April 2009	0.400	29,500	29,500
14 April 2009	0.400	1,100,000	1,100,000
10 May 2009	0.400	25,000	25,000
08 June 2009	0.400	25,000	25,000
21 June 2009	0.400	3,225,000	3,225,000
21 June 2009	1.100	40,000	40,000
21 June 2009	1.150	200,000	200,000
30 June 2009	0.400	62,500	62,500
05 July 2009	0.400	75,000	75,000
14 July 2009	0.400	125,000	125,000
04 September 2009	0.400	31,250	31,250
30 September 2009	0.400	62,500	62,500
14 October 2009	0.400	125,000	125,000
24 November 2009	0.400	6,250	6,250
04 December 2009	0.400	31,250	31,250
07 December 2009	0.400	12,500	12,500
31 December 2009	0.400	150,000	150,000
18 March 2010	0.400	20,000	20,000
31 March 2010	0.400	200,000	200,000
21 June 2010	0.400	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000
30 September 2010	0.400	200,000	200,000
31 December 2010	0.400	218,750	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
08 March 2012	0.180	1,000,000	—
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
31 March 2013	0.400	168,750	168,750
30 June 2013	0.400	168,750	168,750

		19,044,688	18,100,938

Metal Storm Limited
Directors’ Declaration
In accordance with a resolution of the Directors of Metal Storm Limited, I state that:
In the opinion of the Directors:
the financial statements, notes, and the additional disclosures included in the director’s report designated as audited of the Company and of the Group are in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the Company’s and Group’s financial position as at 31 December 2007 and of their performance for the year ended on that date; and
(ii) complying with Accounting Standards and Corporations Regulations 2001; and
there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This declaration has been made after receiving the declarations required to be made to the Directors in accordance with sections 295A of the Corporations Act 2001 for the financial period ending 31 December 2007.
On behalf of the Board
T J O’Dwyer
Director
Brisbane
Date: 28 February 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Independent auditor’s report to the members of
Metal Storm Limited
Report on the financial report and the AASB 124 remuneration disclosures contained in the directors’ report
We have audited the accompanying financial report of Metal Storm Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Metal Storm Limited and the consolidated entity (“Group”). The Group comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
We have also audited the remuneration disclosures contained in the directors’ report under the heading “remuneration report” in pages 14 to 24 of the directors’ report and not in the financial report.
Directors’ responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors’ report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
The directors of the company are also responsible for the remuneration disclosures contained in the directors’ report.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.
Liability limited by a scheme approved under Professional Standards Legislation

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Auditor’s opinion on the financial report
In our opinion:
(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and group’s financial position as at 31 December 2007 and of their performance for the year ended on that date; and
(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b)	the consolidated financial statements and notes and parent entity financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2.
Auditor’s opinion on the AASB 124 remuneration disclosures contained in the directors’ report
In our opinion, the remuneration disclosures that are contained in pages 14 to 24 of the directors’ report comply with section 300A of the Corporations Act 2001.
Liability limited by a scheme approved under Professional Standards Legislation

Significant Uncertainty Regarding Continuation as a Going Concern
Without qualification of our opinion, we draw attention to Note 1 in the financial statements which indicates that the company has incurred an operating loss and net cash outflows from operating activities during the year ended 31 December 2007. This condition, along with other matters as set forth in Note 1, indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.
PricewaterhouseCoopers

Robert Roach	Brisbane
Partner	28 February 2008
Liability limited by a scheme approved under Professional Standards Legislation

ASX Additional Information
As at 21 February 2008
Number and class of all securities

Ordinary Share Capital	(i)	598,680,579
Convertible Notes	(ii)	152,656,884
Listed options	(iii)	176,756,604
Unlisted Options	(iii)	18,569,688

(i)	All issued ordinary fully paid shares carry one vote per share.

(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2009).
(iii) Options do not carry a right to vote.
Distribution of Holders of Equity Securities

		Number of
	Number of	Convertible Note	Number of listed
Number of Securities Held	shareholders	holders	Option holders
1 - 1,000	1,509	208	373
1,001 - 5,000	2,917	358	313
5,001 - 10,000	1,368	128	111
10,001 - 100,000	2,802	237	196
100,001 and over	417	53	75
	9,013	984	1,068

Holdings less than a marketable parcel	4,710	518	896

	Fully Paid
	Number	Percentage
Substantial Ordinary Shareholders
Mr James Michael O’Dwyer	128,308,746	21.43
ANZ Nominees Limited	109,449,932	18.28
O’Dwyer Investments Pty Ltd	43,250,122	7.22
National Nominees Limited	31,239,714	5.22
Citicorp Nominees Pty Limited	31,030,899	5.18

	343,279,413	57.33

Substantial Convertible Note Holders
Citicorp Nominees Pty Limited	124,931,640	81.84

	124,931,640	81.84

Substantial Option Holders
Citicorp Nominees Pty Limited	123,226,333	69.72
Dottie Investments Pty Ltd	13,407,362	7.59

	136,633,695	77.31

ASX Additional Information
As at 21 February 2008
Twenty Largest Holders of Quoted Equity Securities

			% of Issued
Rank	Name	Units	Capital
1	Mr James Michael O’Dwyer	128,308,746	21.43
2	ANZ Nominees Limited	109,449,932	18.28
3	O’Dwyer Investments Pty Ltd	43,250,122	7.22
4	National Nominees Limited	31,239,714	5.22
5	Citicorp Nominees Pty Limited	31,030,899	5.18
6	Milaroi Pty Ltd	6,223,733	1.04
7	Mr Graham Bugden	5,334,508	0.89
8	Mr Robert Wilson	2,903,867	0.49
9	Mr Robert Wilson	2,549,694	0.43
10	Mr Tin Sheung Lau	2,215,000	0.37
11	Patrick Hanson Gerly Hanson Hanson Family Super Fund	2,200,000	0.37
12	Mr William McAllister Mrs Gracia McAllister	2,129,749	0.36
13	Pipco Pty Ltd Cenvet Ltd Pension Fund A/C	2,093,477	0.35
14	Delphi Systems Pty Ltd	1,935,279	0.32
15	Mr Christopher Dale Gunning	1,845,623	0.31
16	Merrill Lynch (Australia) Nominees Pty Limited	1,826,021	0.31
17	Carousel Nominees NSW Pty Limited Manning Family S/F A/C	1,675,000	0.28
18	Mr David Arthur Beamish	1,555,870	0.26
19	Mr Michael John Harris The Harris Fund A/C	1,502,730	0.25
20	Mr Richard Edward Fishlock	1,465,226	0.24

		380,735,190	63.6

Twenty Largest Holders of Quoted Convertible Notes

			% of
			Issued
Rank	Name	Units	Notes
1	Citicorp Nominees Pty Limited	124,931,640	81.84
2	Merrill Lynch (Australia) Nominees Pty Limited	2,197,513	1.44
3	Mr Anthony John Wilson Anthony Wilson Family A/C	1,170,052	0.77
4	Mr Graham Bugden	1,000,000	0.66
5	Goffacan Pty Ltd	777,741	0.51
6	Mr Alfred John Milani Mrs Jennifer Jaye Milani Potts Point Investments A/C	750,000	0.49
7	Mr Andrew Winston Doyle	685,736	0.45
8	Dr Victor Alan Walker Blunt	670,000	0.44
9	Mr Ingo Hagemann	600,000	0.39
10	Ms Investments No 2 Pty Ltd	500,000	0.33
11	Ms Investments No 2 Pty Ltd	500,000	0.33
12	UBS Nominees Pty Ltd	496,334	0.33
13	Dr Dinah Blunt Mr Cameron Hastie Lynden House S/F Invest A/C	465,362	0.30
14	Murrell AAA Pty Ltd	402,112	0.26
15	Eliryem Pty Ltd Blake Super Fund A/C	400,000	0.26
16	Mr Ian David Forrest	400,000	0.26
17	Mr Barry Johnson	400,000	0.26
18	Mr John Edward Shillig Mrs Yvonne Margaret Shillig Shillig Family S/F A/C	400,000	0.26
19	Carmant Pty Ltd Carmant Super Fund A/C	350,000	0.23
20	Keong Lim Pty Limited SK Lim Family A/C	313,247	0.21

		137,409,737	90.02

ASX Additional Information
As at 21 February 2008
Twenty Largest Holders of Quoted Options

			% of
			Issued
Rank	Name	Units	Notes
1	Citicorp Nominees Pty Limited	123,226,333	69.72
2	Dottie Investments Pty Ltd	13,407,362	7.59
3	Mr Daniel Hicks	3,450,358	1.95
4	Merrill Lynch (Australia) Nominees Pty Limited	2,124,098	1.20
5	Delphi Systems Pty Ltd	2,001,649	1.13
6	Mr George Mialkowski Mrs Kathleen Mialkowski	1,580,000	0.89
7	S & C Finaly Holdings Pty Limited SCF Family A/C	1,500,000	0.85
8	Combined Vision Pty Ltd	1,491,969	0.84
9	Mrs Jacqueline Patricia Hicks	1,076,594	0.61
10	MS Investments No 2 Pty Ltd	1,000,000	0.57
11	Valnera Holdings Pty Ltd	1,000,000	0.57
12	Mr Robert Guth Bradfield & Prichard	830,000	0.47
13	Mr Andrew David Burns	824,000	0.47
14	Morven Investments Pty Ltd	575,000	0.33
15	Mr Daniel Francis Hicks	550,000	0.31
16	Mr Graham Bugden	500,000	0.28
17	Mrs Jacqueline Patricia Hicks	400,000	0.23
18	Mr Robert James Lysaught	400,000	0.23
19	S & C Finaly Holdings Pty Limited	400,000	0.23
20	Mr Alfred John Milani Mrs Jennifer Jaye Milani Potts Point Investments A/C	375,000	0.21

		156,712,363	88.68

Company Secretary
Mr P R Wetzig

Principal Registered Office		Principal Administration Office
Building 4		Building 4
848 Boundary Road		848 Boundary Road
Richlands QLD 4077 Australia		Richlands QLD 4077 Australia
Tel	+ 61 7 3123 4700		Tel + 61 7 3123 4700
Fax	+ 61 7 3217 0811		Fax + 61 7 3217 0811
Email	msau@metalstorm.com	Email	msau@metalstorm.com
Website	www.metalstorm.com	Website	www.metalstorm.com

Share Registry
Computershare Investor Services Pty Ltd
Level 19
307 Queen Street
Brisbane QLD 4000 Australia
Tel	+ 61 7 3237 2100
Fax	+ 61 7 3237 2152
Website	www.computershare.com.au
Stock Exchange Listings
Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (trading code: MST) and its American Depositary Receipts (ADR’s) are quoted on the NASDAQ exchange in the United States of America (ticker symbol: MTSX).

METAL STORM LIMITED
ABN 99 064 270 006
TO Vote ONLINE VISIT:
www.computershare.com/au/proxy/mst
TO LODGE A PROXY FORM:
Computershare Investor Services Pty
Limited GPO Box 242 Melbourne Victoria
3001 Australia Facsimile +61 7 3237 2152

MR JOHN SAMPLE
FLAT 123
123 SAMPLE STREET	For all enquiries call:
THE SAMPLE HILL	(within Australia) 1300 552 270
SAMPLE ESTATE	(outside Australia) +61 3 9415 4000
SAMPLEVILLE VIC 3030
    FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 11 AM (AEST) WEDNESDAY 21ST MAY 2008

TO LODGE YOUR PROXY ONLINE, SIMPLY VISIT: www.computershare.com/au/proxy/mst

☑	Cast your proxy vote	Your secure online access information
☑	Review and update your securityholding	SRN/HIN:	I1234567890	For security reasons it is important that you keep your SRN/HIN confidential.
		POST Code:	1234

How to complete      this PROXY Form       Please read these notes prior to completion of the voting form.

Votes on Items of Business
Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.
Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.
A proxy need not be a securityholder of the Company.
Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company’s share registry or you may copy this form. If you lodge two proxies please lodge both forms together.
Signing Instructions
Individual: where the holding is in one name, the holder must sign.
Joint Holding: where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate
Representative” should be produced prior to admission. A form of the certificate may be obtained by telephoning the company’s share registry or at www.computershare.com.

Lodgement of a PROXY Form. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 11.00 am, 23rd May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

■	PROXY Form	Please mark X to indicate your directions

  STEP 1    APPOint a proxy TO VOTE ON YOUR BEHALF

I/We being a member/s of Metal Storm Limited hereby appoint

☐	the Chairman of the Meeting	OR	Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metal Storm Limited to be held at Cairns Room, AIM Management House, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, Australia on 23rd May 2008 at 11.00 am and at any adjournment of that meeting.

STEP 2 ITEMS OF BUSINESS
PLEASE NOTE: If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Ordinary Business

	For	Against	Abstain
2. Election of Director	☐	☐	☐

3. Remuneration Report	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

  SIGN    Signature of securityholder(s)                                                     This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

	MR JOHN SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE	☐	Changeofnameand/oraddress.If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.
I 123456789 IND	SAMPLEVILLE VIC 3030

■	M S T	2 1 P R	+

Notice of Annual
General Meeting and
Explanatory Statement

Metal Storm Limited
ABN 99 064 270 006
4/848 Boundary Road
Richlands
Queensland 4077
Australia

PO Box 128
Richlands
Queensland 4077
Australia

Tel: +61 7 3123 4700
Fax: +61 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com

Notice of Annual General Meeting and Explanatory Statement

Date:	Friday, 23 May 2008 11.00am

Time:

Place:	Cairns Room, AIM Management House, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, Australia
Dear Shareholder
I am pleased to invite you to Metal Storm’s 2008 Annual General Meeting.
The meeting will be held at the Cairns Room, AIM Management House, Cnr Boundary and Rosa Streets, Spring Hill, Brisbane, Australia, on Friday 23 May 2008. The meeting will commence at 11.00am with light refreshments available afterwards.
At the meeting, our CEO Dr Lee Finniear and I will take the opportunity to update shareholders on our progress and outlook. I encourage you to read the Company’s Annual Report for 2007 for information about our objectives and strategies and our achievements and challenges for the past year.
The Annual Report also contains the Company’s financial statements (and notes) for the year ended 31 December 2007, the Directors’ Report and the Audit Report. These will be tabled and considered at the Annual General Meeting.
Included in the Directors’ Report is the remuneration report. This provides details of the remuneration paid to directors and executives of Metal Storm and other relevant information. Under the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report.
As usual, shareholders are asked to elect directors to their Board.
The Annual General Meeting will commence at 11.00am but you will be able to register your attendance from 10.30am.
If you are unable to attend the meeting, I would encourage you to still participate by completing and returning the enclosed proxy form included with this Notice of Meeting. The proxy form can be returned to the Company’s share registry, Computershare Investor Services Pty Limited, in the enclosed reply paid envelope or by fax on +61 7 3237 2152. To be valid, your proxy must be received no later than 11.00am on Wednesday 21 May 2008.
On behalf of the directors of Metal Storm Limited, I look forward to your participation at our 2008 Annual General Meeting.
Yours sincerely
T J O’Dwyer
Chairman
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Notice of Annual General Meeting
The 2008 Annual General Meeting of Metal Storm Limited ACN 064 270 006 will be held at the Cairns Room, AIM Management House, Cnr Boundary & Rosa Streets, Spring Hill, Brisbane, Australia on 23 May 2008 commencing at 11.00am.
ORDINARY BUSINESS
Item 1: Financial Statements and Reports
To receive and consider the Financial Statements and Reports of the Directors and the Auditor for the year ended 31 December 2007.
Item 2: Election of Director
To consider and, if thought fit, pass the following item as an ordinary resolution:
“That Mr T J O’Dwyer, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.”
Item 3: Remuneration Report
To consider and, if thought fit, pass the following ordinary resolution in accordance with section 250R(2) of the Corporations Act:
“That the section of the Directors’ report in the 2007 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.”
NB: Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and does not bind the Directors or the Company.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Notice of Annual General Meeting
Metal Storm Limited	2
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement which contains definitions of capitalised terms used in this Notice of Annual General Meeting and the Explanatory Statement.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate of appointment of corporate representative should be completed and lodged in the manner specified below.
Voting Entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00pm Brisbane, Australia time on Wednesday 21 May 2008. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the Annual General Meeting.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative. An Appointment of Corporate Representative form is available from the Company’s Share Registry if required.
By Order of the Board of Directors
P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
22 April 2008
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Notice of Annual General Meeting
Metal Storm Limited	3
Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s 2008 Annual General Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
Item 1 — Financial Statements and Reports
The Financial Statements of the Company and its controlled entities for the year ended 31 December 2007 and the reports of the Directors and the Auditors are set out in the 2007 Annual Report.
Item 2 — Election of Director
In accordance with Listing Rule 14.4 and Rule 16.1 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office by rotation and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement or ballot.
Mr J M Crunk and Mr T J O’Dwyer each retire by rotation at this Annual General Meeting.
Mr J M Crunk does not offer himself for re-election.
Mr T J O’Dwyer offers himself for re-election. The Directors (other than Mr O’Dwyer) recommend that Shareholders vote in favour of the re-election of Mr O’Dwyer.
Summary biographical data of Mr T J O’Dwyer is set out below
Mr Terry J O’Dwyer, B Com, Dip Adv Acc., FCA, FAICD (Non-Executive Chairman)
Mr O’Dwyer, a chartered accountant, has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005. Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006 and 2007. Prior to that he was a member of the Audit and Finance Committees of the Company. During the past three years Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
Bendigo Bank Limited *, appointed October 2000
Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007
MFS Limited (Chairman), appointed March 2005, resigned March 2007
Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited

* denotes current Directorship
During this financial year, Mr O’Dwyer was executive Chairman of the Company until the appointment of Dr Finniear as Chief Executive Officer on 19 February 2007. He has been the non-executive Chairman since that date.
Item 3 — Remuneration Report
The Remuneration Report for the financial year ended 31 December 2007 is set out in the report of the Directors on Pages 25 to 35 of the 2007 Annual Report.
The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and Senior Executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles.
A reasonable opportunity will be provided for discussion of the remuneration report at the meeting. Whilst the Corporations Act requires this resolution to be put to a vote, the Resolution is advisory only and does not bind the Directors or the Company.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Notice of Annual General Meeting
Metal Storm Limited	4
Glossary
In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

ASIC	Australian Securities and Investments Commission.

ASX	ASX Limited or the securities exchange operated by it, depending on the context. Board of Directors.

Board

Chairman	Mr T J O’Dwyer.

Company	Metal Storm Limited ABN 99 064 270 006. Constitution of the Company.

Constitution Corporations Act Director	Corporations Act 2001 (Cth). Director of the Company.

Share	Fully paid ordinary share in the capital of the Company. Shareholder of the Company.

Shareholder
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 22, 2008	By:	/s/ Peter Wetzig

Name: Peter Wetzig Title: Company Secretary